FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2012

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     x        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki Director,
Managing Executive Officer and General Manager of
Corporate Financial and Business Systems
Administration Group

Date: June 8, 2012

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Notice of the 58th Ordinary General Meeting of Shareholders

2.	Report for the year ended March 31, 2012

Notice of the 58th Ordinary General Meeting of Shareholders

to be held in Kyoto, Japan on June 27, 2012

6 Takeda Tobadono-cho, Fushimi-ku, Kyoto, Japan

Please note that this is an English translation of the Japanese original of the Notice of the 58th Ordinary General Meeting of Shareholders distributed to shareholders in Japan. The translation is prepared solely for the reference and convenience of foreign shareholders. In the event of any discrepancy between this translation and the Japanese original, the latter shall prevail.

Security Code 6971

June 8, 2012

To our shareholders

Notice of the 58th Ordinary General Meeting of Shareholders

This is to inform you that Kyocera Corporation (the “Company”) will hold its 58th Ordinary General Meeting of Shareholders, as described below, which you are cordially invited to attend.

If you are unable to attend the Meeting, please exercise your voting rights in written form (voting card) or electronically (through the Internet, etc.), after examining the attached reference documents for the General Meeting of Shareholders, no later than 5:30 p.m. Tuesday, June 26, 2012, Japan time.

1. Time and Date	10:00 a.m. on Wednesday, June 27, 2012, Japan time

2. Place	20th Floor Event Hall at the head office of the Company, 6 Takeda Tobadono-cho, Fushimi-ku, Kyoto, Japan

3. Purpose of the Meeting

Matters to be reported

(1)	Report of the substance of the business report, the consolidated financial statements and the result of audit of consolidated financial statements by the Accounting Auditor and the Board of Corporate Auditors for the year ended March 31, 2012; and

(2)	Report of the substance of the financial statements for the year ended March 31, 2012.

Matters to be resolved

Agendum No. 1	Disposition of Surplus
Agendum No. 2	Partial Amendments to the Articles of Incorporation
Agendum No. 3	Election of two (2) Directors
Agendum No. 4	Election of three (3) Corporate Auditors

4. Matters relating to Exercise of Voting Rights

(1) Method of exercising voting rights in written form (voting card)

Please mark “for” or “against” as to the agenda on the voting card enclosed herewith and return it by the above deadline in order to exercise voting rights.

(2) Method of exercising voting rights electronically (through the Internet, etc.)

Please access the Internet website for exercise of voting rights (http://www.evote.jp/) through a personal computer, smartphone or mobile phone. Using the code and password written on the voting card enclosed herewith and following the instructions set forth on the website, please mark “for” or “against” as to the agenda by the above deadline in order to exercise voting rights.

[Treatment in case of multiple exercises of voting rights by a shareholder]

(1)	In the event that any shareholder exercises voting rights in written form (voting card) as well as electronically (through the Internet, etc.), the electronic exercise of voting rights shall supersede and be treated as the effective exercise of the voting rights.

(2)	In the event of multiple electronic exercises of voting rights (through the Internet, etc.) by a shareholder, the last electronic exercise of voting rights shall supersede and be treated as the effective exercise of the voting rights.

Very truly yours,

KYOCERA Corporation
Tetsuo Kuba
President and Representative Director

Notes:

1.	If you attend the Meeting, please submit the enclosed form for exercising voting rights to the receptionist.

2.	In the event that any change is necessary in the reference documents for the General Meeting of Shareholders, the business report, the financial statements or the consolidated financial statements, the Company shall give notice thereof to shareholders by posting it on the Company’s website (http://global.kyocera.com/ir/index.html), which can be accessed through the Internet.

Reference Documents for General Meeting of Shareholders

Agenda and References are as follows:

Agendum No. 1    Disposition of Surplus

The Company believes that the best way to meet shareholders’ expectations is to improve the consolidated performance of the Company on an ongoing basis.

The Company has adopted the principal guideline that dividend amounts should be within a range based on net income attributable to shareholders of the Company on a consolidated basis, and has set its consolidated dividend policy to maintain a consolidated dividend ratio at a level of approximately 20% to 25% of consolidated net income. In addition, the Company determines dividend amounts based on an overall assessment, taking into account various factors including the amount of capital expenditures necessary for the medium to long-term growth of the Company.

Pursuant to this policy and based on full year performance through the year ended March 31, 2012, the Company proposes a year-end dividend for the year ended March 31, 2012 in the amount of 60 yen per share, a 10 yen decrease as compared with the year ended March 31, 2011. When aggregated with the interim dividend in the amount of 60 yen per share, the total annual dividend will be 120 yen per share.

The Company also proposes that funds shall be set aside as general reserve, in order to take into account the necessary reserve amounts for creation of new businesses, development of new markets and new technologies and acquisition of outside management resources needed to achieve stable and sustainable growth of the Company.

The proposed disposition of surplus is as follows:

1.	Mattersrelating to year-end dividend

	(1)	Type of assets distributed as dividend:

Cash

	(2)	Matters relating to allocation to shareholders of assets distributed as dividend and aggregate amount thereof:

60 yen per share of Common Stock of the Company.
The aggregate amount thereof shall be 11,006,635,200 yen.

	(3)	Effective date of distribution of surplus as dividend:

June 28, 2012

2.	Matters relating to general reserve

	(1)	Category of surplus to increase and amount thereof:

		General reserve	28,000,000,000 yen

	(2)	Category of surplus to decrease and amount thereof:

		Unappropriated retained earnings	28,000,000,000 yen

Agendum No. 2    Partial Amendments to the Articles of Incorporation

1.	Reason for Proposal

(i)	It is proposed to add a corporate object, in order to prepare for expansion and diversification of business in the future (Item 13 of Article 2 of the Proposed Amendment). In addition, it is proposed to renumber Items 14 and following of Article 2 of the Proposed Amendment.

(ii)	It is proposed to amend the maximum number of Corporate Auditors, in order to enhance the audit system (Article 28 of the Proposed Amendment).

2.	Substance of Amendments

The contemplated amendments are as follows:

(The underlined portion shows the proposed amendments.)

Present Article	Proposed Amendment
Article 2. Objects	Article 2. Objects

The objects of the Company shall be to engage in the following businesses:	The objects of the Company shall be to engage in the following businesses:

(1) Manufacture and sale of and research on fine ceramics and various kinds of products utilizing fine ceramics;	(1)
(2) Manufacture and sale of and research on single crystal materials and various kinds of products utilizing single crystal materials;	(2)
(3) Manufacture and sale of and research on composite materials;	(3)
(4) Manufacture and sale of and research on specialty plastics;	(4)
(5) Manufacture and sale of and research on measurement instruments for electronics;	(5) (Not amended)
(6) Manufacture and sale of and research on electronic and electric instruments and parts thereof;	(6)
(7) Manufacture and sale of and research on component parts of automobiles;	(7)
(8) Manufacture and sale of and research on precious metals, precious stones and semiprecious stones and various kinds of products utilizing precious metals, precious stones and semiprecious stones;	(8)
(9) Manufacture and sale of and research on accessories and interior and exterior decorations and ornaments;	(9)
(10) Wholesales and retail sale of health foods;	(10)
(11) Manufacture and sale of and research on material and equipment for medical use;	(11)
(12) Manufacture and sale of and research on equipment utilizing solar energy;	(12)

<Newly added>	(13) Construction and sale of power plants, and power generation business and management and operation thereof;

Present Article	Proposed Amendment

(13) Manufacture and sale of and research on optical machinery and instruments and precision machinery and instruments and parts hereof;	(14)
(14) Manufacture and sale of and research on machinery and equipment for business use and machinery and equipment for industrial use and parts thereof;	(15)
(15) Manufacture and sale of and research on photosensitive materials for photographic use;	(16)
(16) Design, control and contract of construction relating to public works, building, electric equipment and piping construction;	(17)
(17) Sale, purchase, lease, maintenance and brokerage of real estate;	(18)	(Not amended. Same as Present Articles (13) - (25))
(18) Lease, maintenance and management of facilities relating to sports, recreation, medical care, hotels and restaurants, and the travel agency business;	(19)
(19) Road freight handling and warehousing;	(20)
(20) Business relating to non-life insurance agency and life insurance canvassing, and general leasing, factoring and finance business;	(21)
(21) Sale and purchase of various kinds of plants and technology related thereto;	(22)
(22) Design and sale of software relating to computers;	(23)
(23) Disposition through sale and the like and acquisition through purchase and the like of patents and other industrial property rights and know-how appertaining to the preceding items and acting as intermediary in such transactions;	(24)
(24) Businesses relating to import and export of any of the foregoing items; and	(25)
(25) All commercial activities relating or incidental to any of the foregoing.	(26)
Article 28. Number of Corporate Auditors	Article 28. Number of Corporate Auditors

The Company shall have not more than five Corporate Auditors.	The Company shall have not more than six Corporate Auditors.

Agendum No. 3    Election of two (2) Directors

Messrs. Hisao Hisaki and Rodney N. Lanthorne will resign from the office of Director at the close of this Meeting. Accordingly, the Company proposes that two (2) Directors be newly elected.

Pursuant to Paragraph 2 of Article 21 of the Articles of Incorporation of the Company, the term of the office of the Directors to be elected at this Meeting will expire when the term of the other Directors currently in office expires.

The candidates for Director are as follows:

No.	Name (Date of birth)	Brief Personal History, Title, Other Significant Responsibilities		Number of the Company’s shares held

1 *	Ken Ishii (Oct. 6, 1953)	Mar. 1977	Joined the Company	1,957
		Jun. 2005	Deputy General Manager of Corporate Cutting Tool Group of the Company
		Apr. 2009	Executive Officer of the Company General Manager of Corporate Cutting Tool Group of the Company [Present]
		Apr. 2011	Senior Executive Officer of the Company
		Apr. 2012	Managing Executive Officer of the Company [Present]

2 *	John S. Rigby (May 13, 1955)	Aug. 1981	Joined Kyocera International, Inc.	(713 ADR	)
		Apr. 1990	Transferred to Kyocera Industrial Ceramics Corporation
		Apr. 1997	Vice President of Kyocera Industrial Ceramics Corporation
		Apr. 1999	Executive Vice President of Kyocera Industrial Ceramics Corporation (in charge of sales)
		Apr. 2001	President and Director of Kyocera Industrial Ceramics Corporation
		Apr. 2002	Director of Kyocera International, Inc.
		Jun. 2005	Executive Officer of the Company [Present]
		Apr. 2010	President and Director of Kyocera International, Inc. [Present]

Notes:

1.	Mr. Ken Ishii is a Representative Director of Kyocera Precision Tools Korea Co., Ltd., with which the Company engages in transactions relating to sale and purchase of cutting tools, etc. There are no special interests between the other candidate and the Company.

2.	Mr. John S. Rigby beneficially owns 713 shares of Common Stock of the Company by way of American Depositary Receipts (ADRs).

3.	Asterisks (*) above denote new candidates.

Agendum No. 4    Election of three (3) Corporate Auditors

The term of office of Corporate Auditors, Messrs. Osamu Nishieda and Kazuo Yoshida, will expire at the close of this Meeting. Accordingly, the Company proposes that three (3) Corporate Auditors be elected, increasing the number thereof by one (1) Corporate Auditor in order to further enhance the audit system of the Company.

Approval of Agendum No. 2 “Partial Amendments to the Articles of Incorporation” is required for three (3) Corporate Auditors to be elected. With respect to this Agendum, consent from the Board of Corporate Auditors has been obtained.

The candidates for Corporate Auditor are as follows:

No.	Name (Date of birth)	Brief Personal History, Title, Other Significant Responsibilities		Number of the Company’s shares held

1	Osamu Nishieda (Jan. 10, 1943)	Apr. 1975	Admitted to the Bar, Registered in the Osaka Bar Association [Present]	306,146
		Feb. 1986	Legal counsel to the Company [Present]
		Jun. 1993	Corporate Auditor of the Company [Present]

2 *	Yoshinori Yasuda (Nov. 24, 1946)	Apr. 1988	Assistant Professor, International Research Center for Japanese Studies	0
		Apr. 1994	Professor, International Research Center for Japanese Studies
Professor, Graduate University for Advanced Studies
		Apr. 1995	Visiting Professor, Reitaku University [Present]
		Oct. 1996	Visiting Professor, Humboldt University of Berlin
		Apr. 1997	Professor, Graduate School of Science, Kyoto University
		Apr. 2004	Deputy-Director, International Research Center for Japanese Studies
		Apr. 2006	Member of the Royal Swedish Academy of Sciences [Present]
		Apr. 2007	Senior Fellow, The Tokyo Foundation [Present]
		Mar. 2009	Member of the Board of Governance, Japan Broadcasting Corporation
		Apr. 2012	Professor Emeritus, International Research Center for Japanese Studies [Present]
Professor, Graduate School of Environmental Studies, Tohoku University [Present]

3 *	Nichimu Inada (Nov. 24, 1940)	Mar. 1962	Founded Inamasa Bannou Kougeisha (current Family Co., Ltd.)	525
		Aug. 1966	Established Chuou Bussan Co., Ltd. (current Family Co., Ltd.) President and Representative Director [Present]
		Jun. 2007	Executive Director, The Japan Federation of Medical Devices Associations [Present]
		Jul. 2007	Chairman, The Japan Home-Health Apparatus Industrial Association [Present]

Notes:

1.	The Company has a retainer agreement with the candidate Mr. Osamu Nishieda to retain him as the Company’s legal counsel. There are no special interests between either of the other candidates and the Company.

2.	The number of shares of the Company held by the candidates above includes his ownership in the Stock Purchase Plan for Kyocera Group Executives.

3.	Asterisks (*) above denote new candidates.

4.	The Company nominated Mr. Osamu Nishieda as a candidate for Corporate Auditor because the Company believes that he continues to be capable of conducting a general audit of corporate activities as a Corporate Auditor based on his familiarity with the Company’s internal affairs and his abundant knowledge and experience as an attorney at law.

5.	Matters with respect to outside Corporate Auditors are as follows:

(1)	Messrs. Yoshinori Yasuda and Nichimu Inada are candidates for outside Corporate Auditor.

(2)	Reason for nomination of Messrs. Yoshinori Yasuda and Nichimu Inada as candidates for outside Corporate Auditor:

(i)	Mr. Yoshinori Yasuda has cultivated exceptional insight through his career as professor at International Research Center for Japanese Studies and other universities. He has also served as a member of the Board of Governance at Japan Broadcasting Corporation. The Company believes that he will be capable of conducting a general audit of corporate activities as an outside Corporate Auditor from the broad perspective derived from his experience.

(ii)	The Company believes that Mr. Nichimu Inada will be capable of conducting a general audit of corporate activities as an outside Corporate Auditor based on his abundant management experience and exceptional insight as a corporate executive.

(3)	The Company will enter into agreements with Messrs. Yoshinori Yasuda and Nichimu Inada upon their election as outside Corporate Auditors regarding limitation of their liability for damages due to negligence in the performance of their tasks, in accordance with Paragraph 1 of Article 427 of the Corporation Act and Article 35 of the Articles of Incorporation of the Company. The amounts of liability, as set under such agreements, shall be limited to the smallest amounts permitted under applicable laws and regulations.

(4)	The Company will designate Messrs. Yoshinori Yasuda and Nichimu Inada as independent auditors as provided for in the rules of the Tokyo Stock Exchange and the Osaka Securities Exchange upon their election as outside Corporate Auditors.

- END -

Security Code 6971

Report for the year ended March 31, 2012

(Accompanying documents for the 58th Ordinary General Meeting of Shareholders)

Please note that this is an English translation of the Japanese original of the Report for the year ended March 31, 2012 of Kyocera Corporation distributed to shareholders in Japan. The translation is prepared solely for the reference and convenience of foreign shareholders. In the event of any discrepancy between this translation and the Japanese original, the latter shall prevail.

Kyocera Management Philosophy

Corporate Motto

“Respect the Divine and Love People”

Preserve the spirit to work fairly and honorably,

respecting people, our work, our company and our global community.

Management Rationale

To provide opportunities for the material and intellectual growth of all our employees, and through our joint efforts, contribute to the advancement of society and humankind.

Management Philosophy

To coexist harmoniously with our society, our global community and nature.

Harmonious coexistence is the underlying foundation of all our business activities as we work to create a world of prosperity and peace.

Management Based on the Bonds of Human Minds

When I founded Kyocera, I didn’t have sufficient funding, let alone decent facilities or equipment. However, I was fortunate enough to have associates with whom I felt a spiritual bond. We shared every joy and pain, just like a family. I therefore decided to run this company with faith in the human spirit. The human spirit is said to be easily changed. Yet, when a deep sense of trust exists, I have found that there is nothing stronger or more reliable than our spiritual ties. Today, this faith in the human spirit forms the very heart of Kyocera.

Kazuo Inamori

Chairman Emeritus

Greetings

We are pleased to present to you our Report for the year ended March 31, 2012 (hereinafter, “fiscal 2012” refers to the fiscal year ended March 31, 2012, and other fiscal years are referred to in a corresponding manner).

Fiscal 2012 started under extreme conditions due to overall stagnation in domestic production activities resulting from the impact of the Great East Japan Earthquake. Thereafter, continued appreciation of the yen caused by the European financial crisis, coupled with floods in Thailand, produced an increased feeling of global economic decline and deterioration of the business environment. Amid these circumstances, Kyocera worked to implement measures throughout the Kyocera Group that included reducing costs, enhancing productivity, introducing new products and cultivating new markets. Demand for digital consumer equipment in particular slumped, however, leading to a decline in sales and profit for fiscal 2012 compared with fiscal 2011.

In fiscal 2013, despite lingering fears over the European economy and exchange rate trends, component demand is expected to recover in the digital consumer equipment market, a principal market for the Kyocera Group, while demand is expected to increase for environment and energy related products, such as solar cells, due to heightened environmental awareness. In order to swiftly improve results in each business and drive growth for the Kyocera Group during the recovery phase of these markets, Kyocera will strive to further reduce costs, develop new products and cultivate new markets.

We would very much appreciate your continued support of the Kyocera Group as we forge ahead.

Makoto Kawamura

Chairman of the Board and Representative Director

Tetsuo Kuba

President and Representative Director

(Accompanying documents for the 58th Ordinary General Meeting of Shareholders)

Business Report (From April 1, 2011 to March 31, 2012)

1. Current Conditions of Kyocera Corporation and its Consolidated Subsidiaries

(1) Business Progress and Results

In fiscal 2012, the Japanese economy stagnated overall, due to continued appreciation of the yen against the Euro and the U.S. dollar and a decrease in exports, despite resolution of disruptions in production activities and the supply chain following the Great East Japan Earthquake. The European economy showed a downturn, due to a reduced willingness to engage in personal consumption and investment as the financial crisis worsened. In contrast, the U.S. economy continued to recover moderately, due mainly to growth in personal consumption and private capital investment. The Chinese economy continued to expand, primarily supported by strong domestic demand in spite of signs of a slowdown in export growth.

In the information and communications market, which is the principal market for Kyocera Corporation and its consolidated subsidiaries (“Kyocera Group” or “Kyocera”), demand for items such as mobile phone handsets, personal computers and flat-screen TVs was sluggish compared with projections from the beginning of fiscal 2012. In addition, component inventory adjustments at equipment manufacturers persisted due to stagnation in production activities for products, including digital cameras, resulting from the prolonged impact of floods in Thailand. As a result, component demand, mainly for digital consumer equipment, fell below the level recorded in fiscal 2011.

Average exchange rates for fiscal 2012 were ¥79 to the U.S. dollar, marking appreciation of ¥7 (approximately 8%) from ¥86 for fiscal 2011, and ¥109 to the Euro, marking appreciation of ¥4 (approximately 4%) from ¥113 for fiscal 2011. As a result, net sales and income before income taxes for fiscal 2012 were adversely affected by approximately ¥40 billion and ¥10 billion, respectively, compared with fiscal 2011.

Consolidated net sales for fiscal 2012 decreased by ¥76,054 million, or 6.0%, to ¥1,190,870 million, compared with ¥1,266,924 million for fiscal 2011, due primarily to a decline in component demand for digital consumer equipment and a decrease in sales in the Telecommunications Equipment Group, in addition to the impact of the yen’s appreciation. Profit from operations decreased by ¥58,249 million, or 37.4%, to ¥97,675 million, compared with ¥155,924 million for fiscal 2011. In addition, income before income taxes decreased by ¥57,439 million, or 33.3%, to ¥114,893 million, compared with ¥172,332 million for fiscal 2011. Net income attributable to shareholders of Kyocera Corporation for fiscal 2012 decreased by ¥43,091 million, or 35.2%, to ¥79,357 million, compared with ¥122,448 million for fiscal 2011.

Highlights of Consolidated Results

Notes:

1.	The amounts, numbers of shares and ratios (%) in this report are rounded to the nearest unit.

2.	Graphs in this report are presented solely for reference.

Consolidated Results by Reporting Segment

Fine Ceramic Parts Group

Net sales:	¥80,372 million, up 5.4% year on year
Operating profit:	¥12,622 million, up 5.5% year on year

Both sales and operating profit in this reporting segment increased compared with fiscal 2011, due primarily to an increase in demand for components for the automotive market overseas and LED-related markets.

Semiconductor Parts Group

Net sales:	¥153,420 million, down 12.2% year on year
Operating profit:	¥27,754 million, down 25.7% year on year

The impact of customer inventory adjustments for components used in digital consumer equipment led to sluggish demand for packages for electronic components and image sensors. As a result, sales and operating profit in this reporting segment decreased compared with fiscal 2011.

Applied Ceramic Products Group

Net sales:	¥179,784 million,	down 9.0% year on year
Operating profit:	¥6,459 million,	down 77.8% year on year

In the cutting tool business, demand grew, particularly in the automotive market. The solar energy business stagnated, however, due to a steep decline in product prices worldwide caused by deterioration in the balance of supply and demand as growth in the European market slowed. As a result, sales and operating profit in this reporting segment decreased compared with fiscal 2011.

Electronic Device Group

Net sales:	¥228,721 million,	down 5.7% year on year
Operating profit:	¥16,036 million,	down 61.5% year on year

Sales and operating profit in this reporting segment decreased compared with fiscal 2011, due to sluggish component demand affected by the Great East Japan Earthquake and the floods in Thailand, as well as an impact of the yen's appreciation. In addition, AVX Corporation, a consolidated subsidiary, recorded an environmental remediation charge in fiscal 2012.

Telecommunications Equipment Group

Net sales:	¥178,669 million,	down 20.7% year on year
Operating profit:	¥1,469 million,	down 30.7% year on year

Despite aggressive introduction of new products, which included the commencement of smartphone sales for the Japanese market, sales in this reporting segment decreased compared with fiscal 2011, due to sluggish growth in sales of mobile phone handsets overseas. Operating profit was ensured through efforts to reduce manufacturing costs and to undertake structural reforms in overseas operations.

Information Equipment Group

Net sales:	¥243,457 million,	up 1.5% year on year
Operating profit:	¥29,451 million,	up 14.0% year on year

Sales in this reporting segment increased slightly compared with fiscal 2011, due to increased sales volume resulting from the aggressive launch of new products and expansion of sales network, mostly offset by the impact of the yen’s appreciation. Operating profit increased compared with fiscal 2011, due to an increase in sales of high-value-added products, such as color-capable machines and consumables.

Others

Net sales:	¥151,987 million,	up 9.0% year on year
Operating profit:	¥8,054 million,	down 16.5% year on year

Sales in this reporting segment increased compared with fiscal 2011, due to sales contributions from new products such as LED lighting and growth in sales at Kyocera Communication Systems Co., Ltd. Operating profit decreased compared with fiscal 2011, however, due mainly to an increase in R&D expenses for new businesses.

(2) Implemented Management Measures and Significant Management Decisions made in Fiscal 2012

i)	In July 2011, with the aim of strengthening its cutting tool business, Kyocera acquired 100% of the outstanding common stock of Unimerco Group A/S (now Kyocera Unimerco A/S (KUA)), a Danish-based industrial cutting tool manufacturing and sales company, and made it a consolidated subsidiary. By making KUA a consolidated subsidiary, Kyocera has added KUA’s high-quality, high-precision, custom-made solid-type cutting tools for automobile engine processing, as well as aviation and wind-power generation markets to its lineup, while also expanding its sales network, mainly in Europe. Going forward, Kyocera will strive to further expand its cutting tool business through the pursuit of synergies with KUA.

ii)	In February 2012, in order to expand its liquid crystal displays (LCDs) business, Kyocera acquired 100% of the common stock of Optrex Corporation (now Kyocera Display Corporation), a specialized manufacturer of LCDs and related products, and made it a consolidated subsidiary. Going forward, Kyocera will take advantage of its strong customer base in LCDs for automotive applications both inside and outside Japan, with the aim of expanding business in the automotive market.

(3) Capital Expenditures

During fiscal 2012, due to the economic decline in Europe, Kyocera substantially slowed its capital expenditures in the solar energy business. As a result, capital expenditures for fiscal 2012 totaled ¥66,408 million, a decrease of ¥4,272 million, or 6.0%, compared with fiscal 2011.

Required funds for fiscal 2012 were mainly financed from internal resources.

(4) Management Challenges

During fiscal 2012, Kyocera pushed ahead with initiatives to reduce manufacturing costs and enhance productivity amidst a tough management environment arising from deterioration in external conditions, including the impact of the Great East Japan Earthquake and floods in Thailand, financial problems in Europe and the yen’s appreciation. Kyocera also undertook measures to drive future growth in the Kyocera Group, such as strengthening existing businesses by acquiring external management resources.

Going forward, Kyocera expects the business environment to continue to be severe, due primarily to stagnant growth in the global economy, continued appreciation of the yen and intensifying price competition resulting from the rise of Asian manufacturers. Kyocera believes it is necessary to further enhance management foundations and expand sales in growth markets in order to overcome global competition and drive growth of the Kyocera Group in any business environment, regardless of its severity. Specifically, Kyocera will tackle the following challenges, aiming for acceleration of global business development to become a high growth, highly profitable company.

i) Enhance management foundations

Kyocera will promote further cost reductions, streamline existing production sites and expand their capacity in order to overcome global competition. In addition, Kyocera will take other measures, which will include establishment of new production sites, such as those in Vietnam, and will also re-examine its materials procurement methods.

Other efforts aimed at further enhancement of the Group’s management foundations will include strengthening ties among business divisions and among Group companies, in order to accelerate the development of new technologies and products. Kyocera will also continuously seek opportunities to expand its businesses by acquiring external management resources.

ii) Expand sales in growth markets

Kyocera views the information and communications market and the environment and energy market as future growth markets and will strive to expand sales in these markets in particular.

In the information and communications market, Kyocera anticipates the worldwide proliferation of smartphones and expansion of higher speed networks going forward. Kyocera will work to increase sales in the Components Business by developing smaller, more advanced components and bolstering its sales system. Efforts will also be made to expand the Equipment Business by introducing differentiated telecommunications equipment taking advantage of Kyocera’s unique component technologies and by expanding sales networks for information equipment, mainly in emerging markets.

In the environment and energy market, amidst rising awareness of environmental preservation and energy conservation, Kyocera will work to expand sales by commencing the sale of high-value-added home energy management systems combining various new devices in order to develop new markets, while continuing to pursue sales of existing solar generating systems. Kyocera is also preparing for entry into large scale solar power generation projects.

Note: Forward-Looking Statements

Certain of the statements made in this report are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to the following:

(1)	General economic conditions in our markets, which are primarily Japan, North America, Europe and Asia;

(2)	Economic, political and legal conditions and unexpected changes therein in countries or areas where we operate;

(3)	Factors that may affect our exports, including a strong yen, political and economic instability, customs, and inadequate protection of our intellectual property;

(4)	Fluctuation in exchange rates that may affect the value of our foreign assets or the prices of our products;

(5)	Intensified competition in product pricing, technological innovation, R&D activities, product quality and speed of delivery;

(6)	Manufacturing delays or defects resulting from outsourcing or internal manufacturing processes;

(7)	The possibility that expansion of production capacity and in-process R&D activities may not produce the desired results;

(8)	The possibility that companies or assets acquired by us may not produce the returns or benefits, or bring in business opportunities, which we expect;

(9)	Inability to secure skilled employees, particularly engineering and technical personnel;

(10)	The possibility of divulgence of our trade secrets and infringement of our intellectual property rights;

(11)	The possibility that we may receive notice of claims of infringement of other parties’ intellectual property rights and claims for royalty payments;

(12)	Increases in our environmental liability and in costs and expenses required to observe obligations imposed by environmental laws and regulations in Japan and other countries;

(13)	Newly enacted laws and regulations or stricter interpretation of existing laws and regulations that may limit our business operations;

(14)	Events that may negatively impact our markets or supply chain, including terrorist acts, plague, war and similar events;

(15)	Earthquakes and other related natural disasters affecting our operational facilities and our markets or supply chain, as well as social and economic infrastructure;

(16)	Exposure to difficulties in collection of trade receivables due to customers’ worsening financial condition;

(17)	The possibility of recognition of impairment losses on investment securities held by us due to declines in their value;

(18)	The possibility that we may record impairment losses on long-lived assets, goodwill and intangible assets;

(19)	The possibility that deferred tax assets may not be realized or additional liabilities for unrecognized tax benefits may be incurred; and

(20)	Changes in accounting principles.

Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial condition to be materially different from any future results, performance, achievements or financial condition expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this report.

(5) Four-Year Financial Summary

	(Yen in millions except per share amounts)
	FY2009	FY2010	FY2011	FY2012
Net sales	1,128,586	1,073,805	1,266,924	1,190,870

Income before income taxes	55,982	60,798	172,332	114,893

Net income attributable to shareholders of Kyocera Corporation	29,506	40,095	122,448	79,357

Basic earnings per share attributable to shareholders of Kyocera Corporation (yen)	157.27	218.47	667.23	432.58

Total assets	1,773,802	1,848,717	1,946,566	1,994,103

Kyocera Corporation shareholders’ equity	1,323,663	1,345,235	1,420,263	1,469,505

Kyocera Corporation shareholders’ equity per share (yen)	7,212.32	7,330.14	7,739.31	8,010.65

Notes:

1.	The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States.

2.	Basic earnings per share attributable to shareholders of Kyocera Corporation is calculated using the average number of shares in issue during each respective fiscal year and Kyocera Corporation shareholders’ equity per share is calculated using the number of shares in issue excluding treasury shares at the end of each respective fiscal year.

3.	Consolidated net sales for fiscal 2009 decreased compared with fiscal 2008, due primarily to the impact of a decrease in demand under the influence of the deteriorating business environment and to appreciation of the yen. Net income attributable to shareholders of Kyocera Corporation decreased compared with fiscal 2008 due mainly to such decrease in demand and to product selling price erosion.

4.	Consolidated net sales for fiscal 2010 decreased compared with fiscal 2009 due to continued deterioration of the business environment until the second quarter and the impact of appreciation of the yen, despite the recovery of the general business environment. Net income attributable to shareholders of Kyocera Corporation increased compared with fiscal 2009 due to cost-cutting measures and improved productivity.

5.	Consolidated net sales for fiscal 2011 increased compared with fiscal 2010 due to an expansion of the information and communications market despite the impact of appreciation of the yen. Net income attributable to shareholders of Kyocera Corporation increased compared with fiscal 2010 due to further cost-cutting measures and improved productivity.

6.	Performance for fiscal 2012 is as stated in “(1) Business Progress and Results” on previous pages.

(6) Principal Businesses (as of March 31, 2012)

Kyocera manufactures and sells a highly diversified range of products, including components involving fine ceramic technologies and applied ceramic products, telecommunications and information equipment, etc. The principal products and businesses are as follows:

Reporting Segments	Principal Products and Businesses
Fine Ceramic Parts Group

Components for Semiconductor Processing Equipment and LCD Manufacturing Equipment,

Information & Telecommunication Components,

General Industrial Ceramic Components,

Sapphire Substrates,

Automotive Components

Semiconductor Parts Group

Ceramic Packages for Crystal and SAW Devices,

CMOS/CCD Image Sensor Ceramic Packages,

LSI Ceramic Packages,

Wireless Communication Device Packages,

Optical Communication Device Packages and Components,

Organic Multilayer Packages and Substrates

Applied Ceramic Products Group	Residential and Industrial Solar Power Generating Systems, Solar Cells and Modules, Cutting Tools, Micro Drills, Medical and Dental Implants, Jewelry and Fine Ceramic Application Products

Electronic Device Group

Ceramic Capacitors, Tantalum Capacitors,

SAW Devices, RF Modules, EMI Filters,

Clock Oscillators, Crystal Units, Ceramic Resonators,

Optical Low Pass Filters, Connectors,

Thermal Printheads, Inkjet Printheads,

Amorphous Silicon Photoreceptor Drums,

LCDs, Touch Panels

Telecommunications Equipment Group	Mobile Phone Handsets, PHS related Products such as PHS Mobile Phone Handsets and PHS Base Stations

Information Equipment Group

Color and Black & White Office Equipment such as ECOSYS Printers and Multifunction Peripherals,

Wide Format Multifunctional Systems,

Printer and Multifunction Peripherals Supplies,

Business Solution Services such as Managed Print Service

Others

Information Systems & Telecommunication Services,

Engineering Business, Management Consulting Business,

Epoxy Molding Compounds for Semiconductor Encapsulation,

Electrical Insulators, Flexible Printed Circuit Sheet Materials,

Synthetic Resin Molded Parts,

Realty Development,

LED Lighting Systems

(7) Significant Subsidiaries (as of March 31, 2012)

Name of Subsidiary	Amount of Capital (Yen in millions and others in thousands)	Ownership by Kyocera Corporation (%)	Principal Business
Kyocera SLC Technologies Corporation	¥4,000	100.00	Development, manufacture and sale of organic multilayer packages and substrates

Kyocera Solar Corporation	¥310	100.00	Sale of solar energy products

Japan Medical Materials Corporation*1	¥2,500	77.00	Development, manufacture and sale of medical material

Kyocera Elco Corporation*2	¥400	100.00	Development, manufacture and sale of electronic devices

Kyocera Kinseki Corporation*3	¥16,318	100.00	Development and manufacture of electronic devices

Optrex Corporation*4	¥4,075	100.00	Development, manufacture and sale of electronic devices

Kyocera Mita Corporation*5	¥12,000	100.00	Development and manufacture of information equipment

Kyocera Communication Systems Co., Ltd.	¥2,986	76.30	Provision of information systems and telecommunication services

Kyocera Chemical Corporation	¥10,172	100.00	Development, manufacture and sale of electrical insulation materials

Shanghai Kyocera Electronics Co., Ltd.	¥17,321	100.00	Manufacture and sale of fine ceramic-related products and electronic devices

Dongguan Shilong Kyocera Optics Co., Ltd.*6	HK$472,202	90.00	Manufacture of cutting tools and thin film components

Kyocera (Tianjin) Sales & Trading Corporation	US$10,000	90.00	Sale of fine ceramic-related products and cutting tools

Kyocera Telecom Equipment (Malaysia) Sdn. Bhd.	MYR28,000	100.00	Manufacture of telecommunications equipment

Kyocera Asia Pacific Pte. Ltd.	US$105	100.00	Sale of fine ceramic-related products, solar energy products and electronic devices

Kyocera International, Inc.	US$34,850	100.00	Holding company and headquarters in North America

AVX Corporation	US$1,763	69.06	Development, manufacture and sale of electronic devices

Kyocera Fineceramics GmbH	EURO1,687	100.00	Sale of fine ceramic-related products, solar energy products and thin film components

Asterisks (*) show consolidated subsidiaries the names of which were changed as of April 1, 2012. New company names are as follows:

*1 Kyocera Medical Corporation, *2 Kyocera Connector Products Corporation, *3 Kyocera Crystal Device Corporation, *4 Kyocera Display Corporation, *5 Kyocera Document Solutions Inc., *6 Dongguan Shilong Kyocera Co., Ltd.

(8) Principal Business Sites (as of March 31, 2012)

Headquarters: 6 Takeda Tobadono-cho, Fushimi-ku, Kyoto, Japan

Japan:

Kyocera Corporation:
Hokkaido Kitami Plant	Kyocera SLC Technologies Corporation (Shiga)
Fukushima Tanagura Plant	Kyocera Solar Corporation (Kyoto)
Nagano Okaya Plant	Japan Medical Materials Corporation (Osaka)*1
Mie Ise Plant	Kyocera Elco Corporation (Kanagawa)*1
Shiga Gamo Plant	Kyocera Kinseki Corporation (Tokyo)*1
Shiga Yokaichi Plant	Optrex Corporation (Tokyo)*1
Shiga Yasu Plant	Kyocera Mita Corporation (Osaka)*1
Kagoshima Sendai Plant	Kyocera Mita Japan Corporation (Tokyo)*2
Kagoshima Kokubu Plant	Kyocera Communication Systems Co., Ltd. (Kyoto)
Kagoshima Hayato Plant	Kyocera Chemical Corporation (Saitama)
Yokohama Office	Kyocera Optec Co., Ltd. (Tokyo)
R&D Center, Keihanna (Kyoto)	Kyocera Realty Development Co., Ltd. (Tokyo)
R&D Center, Kagoshima	Hotel Kyocera Co., Ltd. (Kagoshima)
Hotel Princess Kyoto Co., Ltd. (Kyoto)

Overseas:

Shanghai Kyocera Electronics Co., Ltd. (China)
Kyocera (Tianjin) Solar Energy Co., Ltd. (China)
Dongguan Shilong Kyocera Optics Co., Ltd. (China)*1
Kyocera (Tianjin) Sales & Trading Corporation (China)
Kyocera Mita Office Equipment (Dongguan) Co., Ltd. (China)*3
Kyocera Precision Tools Korea Co., Ltd. (Korea)
Kyocera Korea Co., Ltd. (Korea)
Kyocera Telecom Equipment (Malaysia) Sdn. Bhd. (Malaysia)
Kyocera Asia Pacific Pte. Ltd. (Singapore)
Kyocera International, Inc. (U.S.A.)
Kyocera Industrial Ceramics Corporation (U.S.A.)
Kyocera America, Inc. (U.S.A.)
Kyocera Solar, Inc. (U.S.A.)
Kyocera Tycom Corporation (U.S.A.)
Kyocera Communications, Inc. (U.S.A.)
AVX Corporation (U.S.A.)
Kyocera Mita America, Inc. (U.S.A.)*4
Kyocera Mita Europe B.V. (Netherlands)*5
Kyocera Mita Deutschland GmbH (Germany)*6
TA Triumph-Adler GmbH (Germany)
Kyocera Fineceramics GmbH (Germany)
Kyocera Solar Europe S.R.O. (Czech Republic)
Kyocera Unimerco A/S (Denmark)

Asterisks (*) show consolidated subsidiaries the names of which were changed as of April 1, 2012. New company names are as follows:

*1 See “(7) Significant Subsidiaries” on previous page.

*2 Kyocera Document Solutions Japan Inc., *3 Kyocera Document Technology (Dongguan) Co., Ltd.,

*4 Kyocera Document Solutions America, Inc., * 5 Kyocera Document Solutions Europe B.V.,

*6 Kyocera Document Solutions Deutschland GmbH

(9) Employees (as of March 31, 2012)

i) Consolidated

Reporting Segments	Number of Employees	Change from the end of fiscal 2011
Fine Ceramic Parts Group	3,010	Increase of 238
Semiconductor Parts Group	8,780	Decrease of 1,690
Applied Ceramic Products Group	7,938	Increase of 332
Electronic Device Group	25,638	Increase of 5,735
Telecommunications Equipment Group	3,888	Decrease of 194
Information Equipment Group	15,049	Increase of 313
Others	5,589	Increase of 187
Headquarters	1,597	Decrease of 40

Total	71,489	Increase of 4,881

Note:    Number of employees represents the total number of regular employees who work full-time.

ii) Non-consolidated

Number of employees	14,773
Change from the end of fiscal 2011	Increase of 88
Average age	39.5
Average years of service	15.8

Note:    Number of employees represents the total number of regular employees who work full-time.

2. Shares (as of March 31, 2012)

(1) Total Number of Shares Authorized to be Issued:	600,000,000

(2) Total Number of Shares Issued:	191,309,290

 (7,865,370 treasury shares are included in the total number of shares issued set forth above.)

(3) Number of Shareholders:	65,055

(4) Major Shareholders (Top 10)

Name	Share Ownership (in thousands)	Shareholding Ratio (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	12,999	7.09
Japan Trustee Services Bank, Ltd. (Trust Account)	12,814	6.99
The Bank of Kyoto, Ltd.	7,218	3.93
State Street Bank and Trust Company	6,847	3.73
Kazuo Inamori	5,606	3.06
The Inamori Foundation	4,680	2.55
SSBT OD05 Omnibus Account – Treaty Clients	3,753	2.05
KI Enterprise Co., Ltd.	3,550	1.94
JPMorgan Securities Japan Co., Ltd.	3,032	1.65
Stock Purchase Plan for Kyocera Group Employees	2,689	1.47

Note:    Shareholding ratios are calculated after deduction of the treasury shares.

3. Directors and Corporate Auditors

(1) List of Directors and Corporate Auditors (as of March 31, 2012)

Title	Name	Duties and Other Significant Responsibilities
Chairman of the Board and Representative Director	Makoto Kawamura

President and Representative Director	Tetsuo Kuba	President and Executive Officer

Vice President and Representative Director	Tatsumi Maeda	Vice President and Executive Officer General Manager of Corporate R&D Group and Corporate Solar Energy Group

Vice President and Representative Director	Hisao Hisaki	Vice President and Executive Officer General Manager of Corporate Development Group

Director	Yasuyuki Yamamoto	Managing Executive Officer General Manager of Corporate Communication Equipment Group

Director	Goro Yamaguchi	Managing Executive Officer General Manager of Corporate Semiconductor Components Group

Director	Shoichi Aoki	Managing Executive Officer General Manager of Corporate Financial and Business Systems Administration Group

Director	Katsumi Komaguchi	Managing Executive Officer President and Representative Director of Kyocera Mita Corporation

Director	Tsutomu Yamori	Managing Executive Officer General Manager of Corporate General Affairs Human Resources Group

Director	Yoshihito Ohta	Managing Executive Officer General Manager of Corporate Office of the Chief Executives

Director	Rodney N. Lanthorne	Vice Chairman of the Board and Director of Kyocera International, Inc.

Director	John S. Gilbertson	President and Director and Chief Executive Officer of AVX Corporation

Full-time Corporate Auditor	Yoshihiko Nishikawa

Full-time Corporate Auditor	Yoshihiro Kano

Corporate Auditor	Osamu Nishieda	Attorney at Law

Corporate Auditor	Kazuo Yoshida	Professor, Graduate School of Economics, Kyoto University

Corporate Auditor	Yoshinari Hara	Chief Corporate Adviser of Daiwa Securities Group Inc.

Notes:

1.	Other significant responsibilities undertaken by Directors and Corporate Auditors in fiscal 2012.

(1)	Messrs. Makoto Kawamura, Chairman of the Board and Representative Director, Tetsuo Kuba, President and Representative Director, Tatsumi Maeda, Vice President and Representative Director and Rodney N. Lanthorne, Director, serve as Directors of AVX Corporation.

(2)	Mr. Makoto Kawamura, Chairman of the Board and Representative Director, serves as an outside Director of KDDI Corporation.

Mr. Yoshihiko Nishikawa, Corporate Auditor, serves as an outside Corporate Auditor of KDDI Corporation.

(3)	Yoshihito Ohta, Director, serves as a Senior Managing Executive Officer of Japan Airlines Co., Ltd.

(4)	Mr. Kazuo Yoshida, Corporate Auditor, served as an outside Corporate Auditor of West Japan Railway Company until June 23, 2011. There are no special interests between West Japan Railway Company and Kyocera Corporation.

(5)	Mr. Yoshinari Hara, Corporate Auditor, serves as an outside Director of NEC Corporation, with which Kyocera Corporation engages in transactions relating to sale of products and purchase of goods.

(6)	Mr. Yoshinari Hara, Corporate Auditor, served as an outside Director of Tokyo Stock Exchange Group, Inc. until June 21, 2011. Kyocera Corporation is listed on the First Section of Tokyo Stock Exchange, Inc., which is a subsidiary of Tokyo Stock Exchange Group, Inc.

2.	Messrs. Osamu Nishieda, Kazuo Yoshida and Yoshinari Hara are outside Corporate Auditors.

3.	Kyocera Corporation has designated Messrs. Kazuo Yoshida and Yoshinari Hara as independent auditors as provided for in the rules of the Tokyo Stock Exchange and the Osaka Securities Exchange.

4.	“Title” and “Duties and Other Significant Responsibilities” of Directors and Corporate Auditors have been changed as of April 1, 2012, as follows:

Title	Name	Duties and Other Significant Responsibilities
Director	Hisao Hisaki	In charge of Corporate Development Group
Corporate Auditor	Kazuo Yoshida	Visiting Professor, Kyoto Sangyo University

(2) Directors and Corporate Auditors retired during Fiscal 2012

Directors and Corporate Auditors retired during fiscal 2012 are as follows:

Title as of Retirement	Name	Duties and Other Significant Responsibilities as of Retirement	Reason for Retirement	Retired Date
Director	Yoshihiro Kano	Managing Executive Officer Deputy General Manager of Corporate Development Group	Expiration of term of office	Jun. 28, 2011
Full-time Corporate Auditor	Kokichi Ishibitsu		Resignation	Jun. 28, 2011

(3) Remuneration to Directors and Corporate Auditors for Fiscal 2012

	Number of Directors and Corporate Auditors	Amount of Remuneration (Yen in millions)
Directors	13	¥369
Corporate Auditors	6	¥65
(Outside Corporate Auditors of 6 Corporate Auditors above)	(3)	¥(18)

Total	19	¥434

Notes:

1.	Amount of remuneration to Directors does not include salaries for services as employees or Executive Officers for Directors who serve as such.

2.	As of the end of fiscal 2012, there were 12 Directors and 5 Corporate Auditors, with 3 of the latter being outside Corporate Auditors. The numbers set forth in “Number of Directors and Corporate Auditors” in the table above include 1 Director and 1 Corporate Auditor who retired in fiscal 2012.

3.	Remuneration to Directors and Corporate Auditors was determined by a resolution adopted at the 55th Ordinary General Meeting of Shareholders, which was held on June 25, 2009, as follows:

[Aggregate amount of remuneration to Directors]

Basic remuneration:	No more than ¥400 million per year (not including salaries for services as employees or Executive Officers for Directors who serve as such).

Bonuses to Directors:	No more than 0.2% of the consolidated net income* of Kyocera Corporation for the relevant fiscal year, provided that such amount shall in no case exceed 300 million yen annually.

*	Pursuant to a change in U.S. accounting standards, this has been revised to “Net income attributable to shareholders of Kyocera Corporation.”

[Aggregate amount of remuneration to Corporate Auditors]

Basic remuneration:	No more than ¥100 million per year.

(4) Outside Corporate Auditors

(i) Activities of outside Corporate Auditors during fiscal 2012

(a)	Mr. Osamu Nishieda attended all of the 11 meetings of the Board of Directors and all of the 8 meetings of the Board of Corporate Auditors which were held during fiscal 2012 and expressed his views based on his abundant knowledge and experience as an attorney at law.

(b)	Mr. Kazuo Yoshida attended 10 of the 11 meetings of the Board of Directors and all of the 8 meetings of the Board of Corporate Auditors which were held during fiscal 2012 and expressed his views based on his abundant knowledge from and experience in the study of economics.

(c)	Mr. Yoshinari Hara attended 9 of the 11 meetings of the Board of Directors and all of the 8 meetings of the Board of Corporate Auditors which were held during fiscal 2012 and expressed his views based on his abundant knowledge from and experience in the management of a securities firm.

(ii) Substance of agreements regarding limitation of liability

Kyocera Corporation has entered into agreements with outside Corporate Auditors regarding the limitation of their liability for damages due to negligence in the performance of their tasks, in accordance with paragraph 1 of Article 427 of the Corporation Act and Article 35 of the Articles of Incorporation of Kyocera Corporation. The amounts of liability to which they are subject, as set under such agreements, are limited to the smallest amounts permitted under applicable laws and regulations.

4. Accounting Auditor

(1)	Name of Accounting Auditor: Kyoto Audit Corporation

(2)	Remuneration and Other Amounts Payable to Accounting Auditor

Remuneration and other amounts payable by Kyocera Corporation to the Accounting Auditor for services for fiscal 2012	¥260 million
Total amount of cash and other financial benefits payable by Kyocera Group to the Accounting Auditor for services for fiscal 2012	¥516 million

Notes:

1.	The overseas subsidiaries of Kyocera Corporation are audited by an auditing firm other than that used by Kyocera Corporation as its Accounting Auditor.

2.	In the audit agreement between Kyocera Corporation and the Accounting Auditor, remuneration is determined without separately indicating amounts payable for auditing under the Corporation Act and for auditing under the Financial Instruments and Exchange Law. Accordingly, ¥260 million represents the aggregate remuneration for both of these auditing services.

(3)	Non-Audit-related Service

Subsidiaries of Kyocera Corporation also paid consideration to Kyoto Audit Corporation for advisory services in connection with the subsidiaries’ adoption of the International Financial Reporting Standards.

(4)	Policy Regarding Decision to Terminate or Not to Reappoint Accounting Auditor

In the event that the Board of Corporate Auditors determines that the Accounting Auditor is subject to any of the events provided in Paragraph 1 of Article 340 of the Corporation Act, the Board of Corporate Auditors is authorized to terminate the office of such Accounting Auditor or to request the Board of Directors to consider proposing to the General Meeting of Shareholders the termination or non-reappointment of such Accounting Auditor. Should anything occur to negatively impact the qualifications or independence of the Accounting Auditor, making it unlikely that such Accounting Auditor will be able to properly perform an audit, the Board of Directors, subject to prior consent of the Board of Corporate Auditors, shall propose to the General Meeting of Shareholders a resolution to terminate or not to reappoint such Accounting Auditor.

5. System and Policy

Kyocera Corporation has adopted through its Board of Directors Meeting the “Kyocera Group Basic Policy for Corporate Governance and Internal Control” as follows:

Kyocera Group

Basic Policy for Corporate Governance and Internal Control

Kyocera Group has made “Respect the Divine and Love People” its corporate motto and “To provide opportunities for the material and intellectual growth of all our employees, and through our joint efforts, contribute to the advancement of society and humankind” its management rationale.

Kyocera Group always strives to maintain equity and fairness, and faces all situations with courage and conscience, and it intends to realize transparent systems for corporate governance and internal control.

Under such corporate motto and management rationale, the Board of Directors is implementing a basic policy for corporate governance and internal control as described below.

This statement of basic policy sets forth such basic policy in accordance with Paragraph 5 and item 6 of Paragraph 4 of Article 362 of the Corporation Act, and Paragraphs 1 and 3 of Article 100 of the Execution Rules of the Corporation Act, which require establishment of a system to ensure that conduct of business by the Directors will be in compliance with all applicable laws and regulations and the Articles of Incorporation and to ensure proper conduct of business by the Company and Kyocera Group, as a whole.

I.    Corporate Governance

1.    Basic Policy for Corporate Governance

The Board of Directors of Kyocera Corporation defines the corporate governance of Kyocera Group to mean “structures to ensure that Directors conducting the business manage the corporations in a fair and correct manner.”

The purpose of corporate governance is to maintain soundness and transparency of management and to achieve fair and efficient corporate management, through which the management rationale of Kyocera Group can be realized.

The Board of Directors shall inculcate the “Kyocera Philosophy,” which is the basis of the management policy of Kyocera Group, into all Directors and employees working in Kyocera Group, and establish a sound corporate culture. The Board of Directors shall establish proper corporate governance through exercise of the Kyocera Philosophy (Note).

Note:	The “Kyocera Philosophy” is a corporate philosophy and life philosophy created through integration of the thoughts of the founder of Kyocera Corporation regarding management and life. The “Kyocera Philosophy” incorporates a wide range of matters relating to basic thoughts on management and methods of undertaking day-to-day work, based on the core criterion of “what is the right thing to do as a human being.”

2.    System for Corporate Governance

The Board of Directors of Kyocera Corporation determines, pursuant to the basic policy described in 1 above, the below-outlined system for corporate governance of Kyocera Corporation, which is the core company within Kyocera Group, to ensure that the conduct of business by the Directors is in compliance with all applicable laws and regulations and the Articles of Incorporation. The Board of Directors will constantly seek the ideal system for corporate governance and always evolve and develop its existing corporate governance system.

(1)  Organs of Corporate Governance

The Board of Directors shall establish a corporate structure in which the Corporate Auditors and the Board of Corporate Auditors will serve as organs of corporate governance pursuant to the provisions of the Articles of Incorporation, as approved by the General Meeting of Shareholders of Kyocera Corporation. Directors of Kyocera Corporation shall strictly observe the following, to ensure effective audit by the Corporate Auditors and the Board of Corporate Auditors:

(i)	Matters relating to employees to facilitate the tasks of Corporate Auditors (including matters relating to the independence of such employees from the Directors)

Representative Directors shall establish offices for the Corporate Auditors upon their request, and shall cause certain employees, nominated through prior discussion with the Corporate Auditors, to work in such offices to assist in the tasks of the Corporate Auditors and the Board of Corporate Auditors. Such employees, while still subject to the work rules of Kyocera Corporation, shall be under the instruction and supervision of each of the Corporate Auditors, and transfer, treatment (including evaluation) and disciplinary action relating to them shall be made only following discussion with the Corporate Auditors.

(ii)	System for reporting to the Corporate Auditors by Directors and employees and other systems relating to reporting to the Corporate Auditors

In the event that any Director becomes aware of any matter that breaches or may breach any law or regulation or the Articles of Incorporation, or in the event that any Director becomes aware of any matter that may cause substantial damage to Kyocera Group, he or she shall immediately report thereon to the Board of Corporate Auditors. In addition, in the event that any Corporate Auditor or the Board of Corporate Auditors requests a report from any Director pursuant to the Regulations of the Board of Corporate Auditors, such Director shall comply with such request.

Representative Directors shall cause the internal audit department to report regularly the status of the internal audit to the Corporate Auditors. In addition, upon request from the Corporate Auditors, Representative Directors shall cause any specified department(s) to report the status of their conduct of business directly to the Corporate Auditors. Representative Directors shall also maintain a “system for reporting of internal complaints to the Board of Corporate Auditors,” established by the Board of Corporate Auditors, under which employees, suppliers and customers of Kyocera Corporation may submit complaints directly to the Board of Corporate Auditors.

(iii)	Other systems to ensure effective audit by the Corporate Auditors

In the event that Representative Directors are requested by any Corporate Auditor to effectuate any of the following matters, as necessary to establish a system to ensure effective audit by the Corporate Auditors, Representative Directors shall comply with such request:

a.	Attendance at important meetings;

b.	Inspection of minutes of important meetings, important approval documents and important agreements, etc.; and

c.	Meetings with Representative Directors to exchange opinions regarding management of Kyocera Corporation in general.

(2)   Kyocera Philosophy Education

Representative Directors of Kyocera Corporation shall undertake “Kyocera Philosophy Education” from time to time in order to inculcate the “Kyocera Philosophy” into the Directors (including themselves) and employees of Kyocera Group.

II.     Internal Controls

1.     Basic Policy for Internal Controls

The Board of Directors of Kyocera Corporation defines the internal controls of Kyocera Group to mean “systems to be established within the corporate organization to achieve management policy and master plans in a fair manner, in order for the Directors undertaking management of Kyocera Corporation to effectuate management policy.” The Board of Directors of Kyocera Corporation will establish internal controls through implementation of the “Kyocera Philosophy.”

2.     System for Internal Controls

Under the policy as described in 1 above, the Board of Directors shall cause Representative Directors to establish the systems described below. In addition, the Board of Directors shall constantly evolve and develop such systems, seeking an ideal system of internal controls.

(1)	Management and maintenance of information relating to conduct of business by Directors

Representative Directors shall establish the “Kyocera Disclosure Committee” as a system for making timely and appropriate disclosure of information and for properly maintaining information relating to the conduct of business by the Directors in accordance with applicable laws and regulations and the internal rules of Kyocera Corporation.

(2)	Internal Rules and systems relating to management of risk of loss, and systems to ensure that conduct of business by employees is in compliance with applicable laws and regulations and the Articles of Incorporation.

Representative Directors shall create a risk management department in order to establish a risk management system for Kyocera Group. Representative Directors shall also establish systems to undertake necessary actions from time to time.

Representative Directors shall establish “employee consultation corners” as an internal complaint reporting system within Kyocera Group, so that employees who become aware of any matter that breaches or may breach laws or regulations or the Articles of Incorporation or other internal rules can report thereon. The employee consultation corners will take appropriate action in respect of reports received thereby, which shall be treated in accordance with the Law for Protection of Reporters in the Public Interest.

(3)	Systems to ensure efficient conduct of business by Directors

Representative Directors shall clearly delegate authority and related responsibility by establishing an Executive Officer system to achieve efficient and effective conduct of business. Representative Directors shall cause the Executive Officers to report the status of their conduct of business, and, accordingly, a system shall be maintained under which Representative Directors can verify whether business is conducted efficiently.

(4)	System to ensure appropriate conduct of business at Kyocera Group

In addition to the matters described in (1) through (3) above, as a system to ensure the appropriate conduct of business at Kyocera Group, Representative Directors shall establish the Kyocera Group Management Committee. Such Committee shall discuss important matters relating to Kyocera Group and receive reports relating thereto. Representative Directors shall also establish an internal audit department in order to conduct audits regularly to evaluate the appropriateness of conduct of business at Kyocera Group.

The current status of systems established relating to internal control is as follows:

(i)	The “Kyocera Code of Conduct” was established in June 2000.

(ii)	The “Risk Management Division”, which was renamed the “Global Risk Management Division” in March 2012, was established in September 2000 in order to create a thorough system to ensure compliance with laws and regulations and internal rules.

(iii)	The “Kyocera Management Committee”, which was renamed the “Kyocera Group Management Committee” in August 2002, was established in January 2001.

(iv)	The “Kyocera Disclosure Committee” was established in April 2003.

(v)	The “Employee Consultation Corners” were established in April 2003, and serve as a part of the internal complaint system.

(vi)	The Executive Officer System was introduced in June 2003 to improve management efficiency.

(vii)	The “Global Audit Division”, which has been reorganized and renamed the “Corporate Global Audit Division” from April 2010, was established in May 2005 to undertake internal audits, and it conducts audits of the businesses of Kyocera Group regularly, and reports the results of such audits to the Directors and Corporate Auditors of Kyocera Corporation. It also serves as a mechanism for meeting the requirements of Article 404 of the Sarbanes-Oxley Act of the United States of America.

(viii)	The “CSR Committee” was established in November 2005.

Consolidated Balance Sheets

	(Yen in millions)
	March 31,		Increase (Decrease)
	2011	2012
Current assets:
Cash and cash equivalents	¥273,471	¥273,288	¥(183)
Short-term investments in debt securities	44,012	47,175	3,163
Other short-term investments	201,817	158,765	(43,052)
Trade notes receivables	19,536	19,349	(187)
Trade accounts receivables	208,404	225,578	17,174
Less allowances for doubtful accounts and sales returns	(4,795)	(4,583)	212
Inventories	232,899	270,336	37,437	*1
Advance payments	72,207	68,685	(3,522)
Deferred income taxes	43,035	45,049	2,014
Other current assets	38,915	40,961	2,046

Total current assets	1,129,501	1,144,603	15,102

Non-current assets:
Investments and advances:
Investments in and advances to affiliates and unconsolidated subsidiaries	1,219	1,597	378
Long-term investments in debt and equity securities	377,075	372,779	(4,296)
Other long-term investments	15,585	17,501	1,916

Total investments and advances	393,879	391,877	(2,002)

Property, plant and equipment:
Land	59,638	60,600	962
Buildings	288,992	301,911	12,919
Machinery and equipment	706,474	719,146	12,672
Construction in progress	7,227	17,035	9,808
Less accumulated depreciation	(814,577)	(838,155)	(23,578)

Total property, plant and equipment	247,754	260,537	12,783

Goodwill	64,701	89,039	24,338	*2
Intangible assets	42,160	49,653	7,493
Other assets	68,571	58,394	(10,177)

Total non-current assets	817,065	849,500	32,435

Total assets	¥1,946,566	¥1,994,103	¥47,537

Remarks:

*1	Inventories increased due to contributions by the subsidiaries newly added to the Kyocera Group during fiscal 2012, and procurement of inventories of rare metals in preparation for future business expansion.

*2	Goodwill increased due to the acquisitions of companies completed during fiscal 2012.

Note:	The consolidated balance sheets and the consolidated statements of income for the previous fiscal year, indications of increase (decrease) of amounts and remarks are presented solely for reference.

	(Yen in millions)
	March 31,		Increase (Decrease)
	2011	2012
Current liabilities:
Short-term borrowings	¥7,852	¥4,062	¥(3,790)*
Current portion of long-term debt	10,687	10,610	(77)
Trade notes and accounts payable	101,265	102,699	1,434
Other notes and accounts payable	61,226	60,993	(233)
Accrued payroll and bonus	49,092	49,880	788
Accrued income taxes	18,069	13,496	(4,573)
Other accrued liabilities	24,337	29,940	5,603
Other current liabilities	28,087	29,368	1,281

Total current liabilities	300,615	301,048	433

Non-current liabilities:
Long-term debt	24,538	21,197	(3,341)*
Accrued pension and severance liabilities	28,924	32,441	3,517
Deferred income taxes	90,005	90,179	174
Other non-current liabilities	19,125	14,997	(4,128)

Total non-current liabilities	162,592	158,814	(3,778)

Total liabilities	463,207	459,862	(3,345)

Kyocera Corporation shareholders’ equity:
Common stock	115,703	115,703	—
Additional paid-in capital	162,336	162,617	281
Retained earnings	1,268,548	1,324,052	55,504
Accumulated other comprehensive income	(75,633)	(81,639)	(6,006)
Treasury stock, at cost	(50,691)	(51,228)	(537)

Total Kyocera Corporation shareholders’ equity	1,420,263	1,469,505	49,242

Noncontrolling interests	63,096	64,736	1,640

Total equity	1,483,359	1,534,241	50,882

Total liabilities and equity	¥1,946,566	¥1,994,103	¥47,537

Remark:

*	Short-term borrowings and long-term debt decreased as a result of repayments to financial institutions.

Consolidated Statements of Income

	(Yen in millions)
	Years ended March 31,		Increase (Decrease)
	2011	2012
Net sales	¥1,266,924	¥1,190,870	¥(76,054)
Cost of sales	888,869	870,143	(18,726)

Gross profit	378,055	320,727	(57,328)
Selling, general and administrative expenses	222,131	223,052	921

Profit from operations	155,924	97,675	(58,249)*
Other income (expenses):
Interest and dividend income	12,963	13,966	1,003
Interest expense	(2,259)	(2,042)	217
Foreign currency transaction gains, net	3,824	4,533	709
Equity in losses of affiliates and unconsolidated subsidiaries	(160)	(36)	124
Other, net	2,040	797	(1,243)

Total other income (expenses)	16,408	17,218	810

Income before income taxes	172,332	114,893	(57,439)
Income taxes	42,214	30,135	(12,079)

Net income	130,118	84,758	(45,360)
Net income attributable to noncontrolling interests	(7,670)	(5,401)	2,269

Net income attributable to shareholders of Kyocera Corporation	¥122,448	¥79,357	¥(43,091)

Remark:

*	Profit from operations decreased due to a decline in component demand for digital consumer equipment and a steep decline in product prices in the solar energy business, in addition to the impact of the yen’s appreciation.

Consolidated Statement of Equity (From April 1, 2011 to March 31, 2012)

	(Yen in millions and shares in thousands)
(Number of shares outstanding)	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock	Kyocera Corporation shareholders' equity	Noncontrolling interests	Total equity
Balance, March 31, 2011 (183,513)	¥115,703	¥162,336	¥1,268,548	¥(75,633)	¥(50,691)	¥1,420,263	¥63,096	¥1,483,359
Comprehensive income:
Net income for the year			79,357			79,357	5,401	84,758
Change in net unrealized gains on securities				8,502		8,502	18	8,520
Change in net unrealized losses on derivative financial instruments				(41)		(41)	(17)	(58)
Change in pension adjustments				(8,750)		(8,750)	(191)	(8,941)
Change in foreign currency translation adjustments				(5,538)		(5,538)	(891)	(6,429)

Total comprehensive income for the year						73,530	4,320	77,850

Cash dividends paid to Kyocera Corporation's shareholders			(23,853)			(23,853)		(23,853)
Cash dividends paid to noncontrolling interests							(2,124)	(2,124)
Purchase of treasury stock (69)					(540)	(540)		(540)
Reissuance of treasury stock (0)		0			3	3		3
Stock option plan of subsidiaries		103				103	41	144
Other		178		(179)		(1)	(597)	(598)

Balance, March 31, 2012 (183,444)	¥115,703	¥162,617	¥1,324,052	¥(81,639)	¥(51,228)	¥1,469,505	¥64,736	¥1,534,241

Consolidated Cash Flows (For reference only)

	(Yen in millions)
	Years ended March 31,
	2011	2012
Cash flow from operating activities	119,687	109,065
Cash flow from investing activities	(121,364)	(56,051)
Cash flow from financing activities	(26,820)	(50,769)
Effect of exchange rate changes on cash and cash equivalents	(11,158)	(2,428)
Net decrease in cash and cash equivalents	(39,655)	(183)
Cash and cash equivalents at beginning of year	313,126	273,471
Cash and cash equivalents at end of year	273,471	273,288

Notes to Consolidated Financial Statements

1. Basis of Preparation of Consolidated Financial Statements

(1)	Scope of consolidation

Number of consolidated subsidiaries: 223

Major consolidated subsidiaries: Kyocera Mita Corporation, AVX Corporation and Kyocera International, Inc.

Major non-consolidated subsidiary: Kyoto Purple Sanga Co., Ltd.

This subsidiary is excluded from the scope of consolidation because its total assets, net sales, net income attributable to shareholders of Kyocera Corporation and retained earnings, etc. are immaterial according to a reasonable judgment of the consolidated financial condition and business results of Kyocera.

(2)	Scope of application of the equity method

Number of non-consolidated subsidiaries and affiliates accounted for by the equity method: 11

Major affiliate accounted for by the equity method: Miyaki Electric Mfg. Co., Ltd.

(3)	Changes in scope of consolidation

Number of increase: 35, Optrex Corporation, Kyocera Unimerco A/S and others

Number of decrease: 9

(4)	Changes in scope of application of the equity method

Number of increase: 2

Number of decrease: 1

(5)	Summary of significant accounting policies

(i)	Standards of preparation of consolidated financial statements

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America pursuant to the provisions of paragraph 1 of Article 120-2 of the Corporate Calculation Rules of Japan. Certain disclosure and footnotes required under principles generally accepted in the United States are omitted pursuant to the same provision.

(ii)	Valuation of inventories

Kyocera has adopted the Financial Accounting Standards Board (FASB)’s Accounting Standards Codification (ASC) 330, “Inventory.” Inventories are stated at the lower of cost or market. For finished goods and work in process, cost is mainly determined by the average method, and by other methods including the first-in, first-out method. For raw materials and supplies, cost is mainly determined by the first-in, first-out method, and by other methods including the average method. Kyocera recognizes estimated write-down of inventories for excess, slow-moving and obsolete inventories.

(iii)	Valuation of securities

Kyocera has adopted ASC 320, “Debt and Equity Securities.” Available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from income and recorded in “accumulated other comprehensive income,” net of tax. Held-to-maturity securities are recorded at amortized cost. Non-marketable equity securities are recorded using the cost method based on ASC325, “Investments-Other.”

(iv)	Depreciation method for property, plant and equipment

Kyocera has adopted ASC 360, “Property, Plant and Equipment.” Depreciation is computed mainly by the declining-balance method on estimated useful lives.

(v)	Goodwill and other intangible assets

Kyocera has adopted ASC 350, “Intangibles – Goodwill and Other.” Goodwill and intangible assets with indefinite useful lives, rather than being amortized straight line over their respective estimated useful lives to their estimated residual values, and reviewed for impairment which are accounted for under ASC 360, “Property, Plant, and Equipment” whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

(vi)	Accounting for allowance and accruals

Allowance for doubtful accounts:

Kyocera maintains allowances for doubtful accounts related to trade notes receivable, trade accounts receivable and finance receivables for estimated losses resulting from customers’ inability to make timely payments. Kyocera’s estimates are based on various factors, including the length of past due payments, historical experience and current business environments. In circumstances where it is aware of a specific customer’s inability to meet its financial obligations, a specific allowance against these amounts is provided, considering the fair value of assets pledged by the customer as collateral. In addition, when Kyocera determines it is unable to collect receivables, Kyocera directly writes-off these receivables to expenses in the period incurred.

Allowances for sales returns:

Kyocera records an estimated sales return allowance at the time of sales based on historical return experience.

Accrued pension and severance liabilities:

Kyocera has adopted ASC 715, “Compensation – Retirement Benefits.” Kyocera recognizes the overfunded or underfunded status of its defined benefit postretirement plans as an asset or liability, as the case may be, in the consolidated balance sheet and recognizes changes in funded status during the year as changes in comprehensive income for such year. Prior service cost is amortized by the straight-line method over the average remaining service period of employees. Actuarial gain or loss is recognized by amortizing a portion in excess of 10% of the greater of the projected benefit obligations or the market-related value of plan assets by the straight-line method over the average remaining service period of employees.

(6)	Accounting change

On April 1, 2011, Kyocera adopted the FASB’s Accounting Standards Update (ASU) No. 2009-13, “Multiple-Deliverable Revenue Arrangements – a consensus of the FASB Emerging Issues Task Force,” which addressed accounting for multiple-deliverable arrangements to enable vendors to account for products or services separately rather than as a combined unit. This accounting standard addresses how to separate deliverables and how to measure and allocate arrangement consideration to one or more units of accounting. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations and financial condition.

On April 1, 2011, Kyocera adopted the FASB’s ASU No. 2010-28, “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.” This accounting standard modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations and financial condition.

On January 1, 2012, Kyocera adopted the FASB’s ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” This accounting standard amends current U.S. GAAP to create more commonality with the IFRS by harmonizing definitions and disclosure requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations and financial condition.

2. Notes to Consolidated Balance Sheets

(Yen in millions)
(1) Allowances for doubtful accounts related to assets

Other current assets	¥518
Investments in and advances to affiliates and unconsolidated subsidiaries	¥1
Other long-term investments	¥43
Other assets	¥1,948

(2) Accumulated other comprehensive income

Net unrealized gains on securities	¥40,735
Net unrealized losses on derivative financial instruments	¥(70)
Pension adjustments	¥(12,290)
Foreign currency translation adjustments	¥(110,014)

(3) Assets pledged as collateral

Trade accounts receivable	¥56
Property, plant and equipment	¥4,556
Intangibleassets	¥1,650

* Property, plant and equipment and intangible assets above are pledged against “current portion of long-term debts” and “long-term debts” in a total amount of ¥ 3,332 million.

(4) Guarantee obligations

Guarantees for debts	¥588

3. Notes to Consolidated Statement of Equity

(1) Total number of shares issued

	(Shares in thousands)
Class of shares	March 31, 2011	Increase	Decrease	March 31, 2012
Common stock	191,309	—	—	191,309

(2) Distribution of surplus

(i) Dividends paid

Resolution	Class of shares	Aggregate amount	Per share amount	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 28, 2011	Common stock	¥12,846 million	¥70	March 31, 2011	June 29, 2011

Board of Directors Meeting held on October 27, 2011	Common stock	¥11,007 million	¥60	September 30, 2011	December 5, 2011

(ii) Dividends of which record date falls in fiscal 2011 with an effective date in fiscal 2012

Resolution	Class of shares	Source of dividend	Aggregate amount	Per share amount	Record date	Effective Date
Ordinary General Meeting of Shareholders to be held on June 27, 2012	Common stock	Retained earnings	¥11,007 million	¥60	March 31, 2012	June 28, 2012

4. Notes to Financial Instruments

(1) Notes to Financial Instruments

Kyocera refrains from making any speculative transactions and always maintains a high level of capital liquidity to ensure the utmost stability in its fund management. Operating receivables such as notes receivable and accounts receivable are exposed to customer credit risk. Kyocera seeks to reduce this risk in accordance with its credit management policies. Kyocera is exposed to market risk, including changes in foreign currency exchange rates, interest rates and equity prices. In order to hedge against these risks, Kyocera uses derivative financial instruments. Kyocera does not hold or issue derivative financial instruments for trading purposes. Kyocera enters into foreign currency forward contracts, interest rate swaps and currency swaps. Kyocera regularly assesses these market risks based on policies and procedures established to protect against the adverse effects of these risks and other potential exposures, primarily by reference to the market value of financial instruments.

Kyocera has marketable equity securities, debt securities and non-marketable equity securities. Kyocera is currently a major shareholder of KDDI Corporation. As of March 31, 2012, the unrealized gain on the shares of KDDI Corporation was ¥57,919 million.

(2) Fair Value of Financial Instruments

The fair values of financial instruments as of March 31, 2012 and methods and assumption used to estimate such fair values were as follows:

	(Yen in millions)
	Carrying amount	Fair Value	Difference
Assets (a)
Short-term investments in debt securities	47,175	47,116	(59)
Long-term investments in debt and equity securities	372,779	372,846	67
Other long-term investments	17,501	17,526	25

Total	437,455	437,488	33

Liabilities (b)
Long-term debt (including due within one year)	31,807	32,028	221

Total	31,807	32,028	221

Derivatives (c) (Note)
Derivatives designated as hedging instruments	(149)	(149)	—
Derivatives not designated as hedging instruments	(4,560)	(4,560)	—

Total	(4,709)	(4,790)	—

Note:	Assets and liabilities of derivative transactions are recorded in net amount. Liabilities are presented by ( ).

(a)	For investments with active markets, fair value is based on quoted market prices. For non-marketable equity securities, it is not practicable to estimate fair value of non-marketable equity securities because of the lack of the market price and difficulty in estimating fair value without incurring excessive cost. In addition, Kyocera did not identify any events or changes in circumstances that may have had a significant adverse effect on these investments. The aggregate carrying amount of the investments included in the above table as of March 31, 2012 was ¥15,380 million.

(b)	Fair value is estimated by discounting cash flows, using current interest rates for instruments with similar terms and remaining maturities at the end of the fiscal year.

(c)	Fair value is estimated based on quotes from financial institutions at the end of the fiscal year.

Cash and cash equivalents, other short-term investments, trade notes receivable, trade accounts receivable, short-term borrowings, and trade notes and accounts payable, and other notes and accounts payable approximate fair value because of the short maturity of these instruments.

5. Notes to per Share Information

(1) Kyocera Corporation shareholders’ equity per share		¥8,010.65

(2) Earnings per share attributable to shareholders of Kyocera Corporation	Basic	¥432.58
	Diluted	¥432.58

6. Other Note

AVX Corporation (AVX), a consolidated subsidiary of Kyocera in the United States, has been identified by the United States Environmental Protection Agency (EPA), state governmental agencies or other private parties as a potentially responsible party (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) or equivalent state or local laws for clean-up and response costs associated with certain sites at which remediation is required with respect to prior contamination. Because CERCLA has generally been construed to authorize joint and several liability, the EPA could seek to recover all clean-up costs from any one of the PRPs at a site despite the involvement of other PRPs. At certain sites, financially responsible PRPs other than AVX also are, or have been, involved in site investigation and clean-up activities. AVX believes that liability resulting from these sites will be apportioned between AVX and other PRPs.

To resolve its liability at the sites at which AVX has been named a PRP, AVX has entered into various administrative orders and consent decrees with federal and state regulatory agencies governing the timing and nature of investigation and remediation. As is customary, the orders and decrees regarding sites where the PRPs are not themselves implementing the chosen remedy contain provisions allowing the EPA to reopen the agreement and seek additional amounts from settling PRPs in the event that certain contingencies occur, such as the discovery of significant new information about site conditions.

In 1991, in connection with a consent decree, AVX paid ¥8,878 million ($66 million), plus interest, toward the environmental conditions at, and remediation of, New Bedford Harbor in the Commonwealth of Massachusetts (the harbor) in settlement with the United States and the Commonwealth of Massachusetts, subject to reopener provisions, including a reopener if certain remediation costs for the site exceed ¥10,701 million ($130.5 million). In 2007, AVX received notification from the EPA and the Department of Justice indicating that the United States was preparing to exercise the cost reopener. In March 2011, the EPA issued the Fourth Explanation of Significant Differences (ESD #4) that explains the planned changes to the existing remedial action plan for the harbor to include the use of a confined aquatic disposal (CAD) cell, along with interim off-site transportation and disposal of certain contaminated dredge spoils, and the continued use of long-term on-site storage for other contaminated dredge spoils. ESD #4 provides future cost estimates under the new remedial action plan (in addition to costs incurred to date) ranging from ¥29,684 million ($362 million) to ¥32,882 million ($401 million), net present value, based on certain criteria included in the ESD #4. The EPA has indicated that remediation costs through December 31, 2011 were approximately ¥37,392 million (approximately $456 million), not all of which are subject to the reopener provisions.

On April 18, 2012, the EPA issued to AVX a Unilateral Administrative Order (UAO) directing AVX to perform the Remedial Design, the Remedial Action and Operation and Maintenance for the harbor cleanup. The effective date set forth in the UAO is June 18, 2012, pursuant to which AVX has until June 25, 2012 to inform the EPA if it intends to comply with the UAO.

AVX has not received complete documentation of past response costs from the EPA and therefore has not yet completed an investigation of the monies spent or available defenses in light of these notifications and indications. AVX has also not yet determined whether AVX can avoid responsibility for all, or some portion, of these past or future costs because the remediation method has changed over time and costs can be appropriately apportioned to parties other than AVX. AVX anticipates further discussions with the U.S. Department of Justice, the EPA, and the Commonwealth of Massachusetts in the first half of the year ending March 31, 2013.

AVX is continuing to assess the UAO as well as potential defenses and other actions with respect to the site. However, in light of the foregoing, AVX considers it to be probable and reasonably estimable that AVX will incur cost within a range of approximately ¥7,900 million (approximately $100 million) to ¥59,860 million ($730 million), with no amount within that range representing a more likely outcome until such time as AVX completes an investigation with regard to monies spent, available defenses and other matters. AVX recognizes liabilities for environmental exposures when analysis indicates that is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of loss can be estimated, AVX accrues the most likely amount. In the event that no amount in the range of probable loss is considered most likely, the minimum loss in the range is accrued. Accordingly, AVX has recorded a charge for the year ended March 31, 2012 of ¥7,900 million ($100 million) with respect to this matter.

Balance Sheets

	(Yen in millions)
	March 31,
	2011	2012
Current assets:
Cash and bank deposits	¥105,285	¥116,151
Trade notes receivable	5,065	4,863
Trade accounts receivable	160,979	144,210
Marketable securities	185,727	142,870
Finished goods and merchandise	19,777	20,871
Work in process	26,552	31,907
Raw materials and supplies	23,056	31,961
Advance payments	69,893	66,254
Prepaid expenses	337	553
Deferred income taxes	14,771	13,483
Short-term loans to subsidiaries	4,525	18,343
Other accounts receivable	7,473	10,975
Refundable income tax	2,710	168
Other	1,323	1,378
Allowances for doubtful accounts	(175)	(171)

Total current assets	627,298	603,816

Non-current assets:
Tangible fixed assets:
Buildings	35,650	34,466
Structures	2,046	1,836
Machinery and equipment	37,950	32,369
Vehicles	19	23
Tools, furniture and fixtures	13,212	16,108
Land	35,576	35,550
Leased assets	105	237
Construction in progress	2,846	8,685

Total tangible fixed assets	127,404	129,274

Intangible assets:
Goodwill	6,040	3,386
Patent rights	3,112	1,518
Trademark	563	286
Design right	1	1
Software	699	606
Leased assets	48	30
Other	3,706	1,850

Total intangible assets	14,169	7,677

Investments and other assets:
Investments in securities	373,977	371,356
Investments in subsidiaries and affiliates	250,902	267,296
Investments in subsidiaries and affiliates other than equity securities	31,197	52,964
Long-term loans to employees	4	4
Long-term loans to subsidiaries	10,995	20,020
Impaired loans	2,654	2,185
Long-term prepaid expenses	1,142	1,344
Security deposits	1,604	1,093
Other	251	2,166
Allowances for doubtful accounts	(194)	(224)

Total investments and other assets	672,532	718,204

Total non-current assets	814,105	855,155

Total assets	¥1,441,403	¥1,458,971

Note:	The balance sheets and statements of income for the previous fiscal year are presented solely for reference.

	(Yen in millions)
	March 31,
	2011	2012
Current liabilities:
Trade accounts payable	¥64,699	¥50,606
Short-term borrowing from subsidiaries	37,400	35,630
Lease obligations	69	94
Other payables	47,161	38,351
Accrued expenses	9,014	9,145
Income taxes payables	3,803	1,174
Advance received	400	245
Deposits received	2,129	3,802
Accrued bonuses	14,296	13,011
Accrued bonuses for directors	243	164
Product warranty reserves	2,699	2,122
Allowances for sales returns	136	191
Provision for loss on disaster	16	—
Other	1,055	1,630

Total current liabilities	183,120	156,165

Non-current liabilities:
Long-term borrowing from subsidiaries	—	2,000
Lease obligations	98	195
Long-term accounts payable	419	407
Deferred income taxes	75,438	74,909
Accrued pension and severance costs	3,833	1,131
Product warranty reserves	4,074	3,895
Asset retirement obligations	273	262
Other	158	110

Total non-current liabilities	84,293	82,909

Total liabilities	267,413	239,074

Net assets:
Shareholders’ equity:
Common stock	115,703	115,703
Capital surplus:
Additional paid-in capital	192,555	192,555
Other capital surplus	487	487

Total capital surplus	193,042	193,042
Retained earnings:
Legal reserves	17,207	17,207
Other retained earnings:	742,888	768,864
Reserve for special depreciation	988	842
General reserve	669,137	717,137
Unappropriated retained earnings	72,763	50,885

Total retained earnings	760,095	786,071
Treasury stock, at cost	(50,691)	(51,228)

Total shareholders’ equity	1,018,149	1,043,588
Difference of appreciation and conversion
Net unrealized gains on other securities	155,841	176,309

Total net assets	1,173,990	1,219,897

Total liabilities and net assets	¥1,441,403	¥1,458,971

Statements of Income

	(Yen in millions)
	Years ended March 31,
	2011	2012
Net sales	¥658,297	¥570,310
Cost of sales	542,581	485,358

Gross profit	115,716	84,952
Selling, general and administrative expenses	69,724	67,253

Profit from operations	45,992	17,699
Non-operating income:
Interest and dividend income	38,824	43,677
Foreign currency transaction gains, net	4,878	4,583
Other non-operating income	2,414	3,132

Total non-operating income	46,116	51,392
Non-operating expenses:
Interest expense	61	144
Other non-operating expenses	762	1,704

Total non-operating expenses	823	1,848

Recurring profit	91,285	67,243
Non-recurring gain:
Gain on sale of tangible fixed assets	341	809
Repatriation of settlement with foreign tax authorities	1,303	—
Gain on sale of securities	—	310
Other	5	85

Total non-recurring gain	1,649	1,204
Non-recurring loss:
Loss on sale and disposal of tangible fixed assets	610	474
Losses on bad debts	864	—
Losses on impairment of securities	—	1,107
Other	502	466

Total non-recurring loss	1,976	2,047

Income before income taxes	90,958	66,400
Income taxes – current	8,397	6,691
Refund of income taxes – previous years	(2,615)	—
Income taxes – deferred	13,242	9,881

Net income	¥71,934	¥49,828

Statement of Changes in Net Assets

(Yen in millions)
Year ended March 31, 2012
Shareholders’ equity
Common stock
Balance, March 31, 2011	¥115,703
Changes in net assets
Total changes in net assets	—

Balance, March 31, 2012	115,703

Capital surplus
Additional paid-in capital
Balance, March 31, 2011	192,555
Changes in net assets
Total changes in net assets	—

Balance, March 31, 2012	192,555

Other capital surplus
Balance, March 31, 2011	487
Changes in net assets
Reissuance of treasury stock	0

Total changes in net assets	0

Balance, March 31, 2012	487

Total capital surplus
Balance, March 31, 2011	193,042
Changes in net assets
Reissuance of treasury stock	0

Total changes in net assets	0

Balance, March 31, 2012	193,042

Retained earnings
Legal reserves
Balance, March 31, 2011	17,207
Changes in net assets
Total changes in net assets	—

Balance, March 31, 2012	17,207

Other retained earnings
Reserve for special depreciation
Balance, March 31, 2011	988
Changes in net assets
Reversal of reserve for special depreciation	(146)

Total changes in net assets	(146)

Balance, March 31, 2012	842

(Yen in millions)
Year ended March 31, 2012
General reserve
Balance, March 31, 2011	669,137
Changes in net assets
Reversal of general reserve	48,000

Total changes in net assets	48,000

Balance, March 31, 2012	717,137

Unappropriated retained earnings
Balance, March 31, 2011	72,763
Changes in net assets
Reversal of reserve for special depreciation	146
Appropriation of general reserve	(48,000)
Dividends	(23,853)
Net income	49,828

Total changes in net assets	(21,878)

Balance, March 31, 2012	50,885

Total retained earnings
Balance, March 31, 2011	760,095
Changes in net assets
Dividends	(23,853)
Net income	49,828

Total changes in net assets	25,976

Balance, March 31, 2012	786,071

(Yen in millions)
Year ended March 31, 2012
Treasury stock
Balance, March 31, 2011	(50,691)
Changes in net assets
Purchase of treasury stock	(540)
Reissuance of treasury stock	3

Total changes in net assets	(537)

Balance, March 31, 2012	(51,228)

Total Shareholders’ equity
Balance, March 31, 2011	1,018,149
Changes in net assets
Dividends	(23,853)
Net income	49,828
Purchase of treasury stock	(540)
Reissuance of treasury stock	3

Total changes in net assets	25,439

Balance, March 31, 2012	1,043,588

Difference of appreciation and conversion
Net unrealized gains on other securities
Balance, March 31, 2011	155,841
Changes in net assets
Net change in items other than shareholders’ equity	20,468

Total changes in net assets	20,468

Balance, March 31, 2012	176,309

Total unrealized gains (losses) on appreciation and conversion
Balance, March 31, 2011	155,841
Changes in net assets
Net change in items other than shareholders’ equity	20,468

Total changes in net assets	20,468

Balance, March 31, 2012	176,309

Total net assets
Balance, March 31, 2011	1,173,990
Changes in net assets
Dividends	(23,853)
Net income	49,828
Purchase of treasury stock	(540)
Reissuance of treasury stock	3
Net change in items other than shareholders’ equity	20,468

Total changes in net assets	45,907

Balance, March 31, 2012	¥1,219,897

Notes to Financial Statements

1. Summary of Significant Accounting Policies

(1) Standards and methods of valuation of assets

Held-to-maturity securities:	Amortized cost method (straight-line method)

Investments in subsidiaries and affiliates:	Cost determined by the moving average method

Other securities:

Marketable:	Based on market price as of the balance sheet date (unrealized gains and losses on such securities are reported in net assets, and cost is determined by the moving average method)

Non-marketable:	Cost determined by the moving average method

Derivative financial instruments:	Mark-to-market method

Inventories:	Cost determined based on acquisition costs with adjustment by write-down taking into consideration decline of profitability

Finished goods, merchandise and work in process:	Cost of finished goods and work in process is mainly determined by the average cost method. Cost of merchandise is determined mainly by the last purchase method.

Raw materials and supplies:	Raw materials and supplies, except those for telecommunications equipment, are valued at cost, with cost being determined by the last purchase method. Raw materials for telecommunications equipment are valued at cost, with cost being determined by the first-in, first-out method.

(2) Depreciation of non-current assets:

Tangible fixed assets (except for leased assets):

Depreciation is computed at rates based on the estimated useful lives of assets using the declining-balance method.

The principal estimated useful lives are as follows:

    Buildings and structures:

        2 years - 33 years

    Machinery and equipment, and Tools, furniture and fixtures:

        2 years - 10 years

Intangible fixed assets (except for leased assets):	Amortization is computed using the straight-line method based on, in the case of some patents, the depreciation period set by Kyocera Corporation, and, in the case of software for its own use, the useful life thereof in Kyocera Corporation (two years).

Leased assets:	Straight-line method, using lease periods as the estimated useful lives of such assets.

Long-term prepaid expenses:	Amortization is computed using the straight-line method based on the estimated useful lives of assets.

(3) Accounting for allowances and accruals

Allowances for doubtful accounts:	In anticipation of uncollectible accounts receivable, Kyocera Corporation provides allowance for doubtful accounts, for general accounts receivable, based on the past actual ratio of losses on bad debts; and, for certain specific doubtful accounts receivable, based on estimates of uncollectible amounts pursuant to analysis of individual receivables.

Accrued bonuses for employees:	In order to prepare for bonuses to employees, accrued bonuses are provided based on the amounts expected to be paid, which are determined based on actual payments made in the previous fiscal year.

Accrued bonuses for Directors:	In order to prepare for bonuses to Directors, accrued bonuses are provided based on the amounts expected to be paid.

Warranty reserves:	Warranty reserves are provided to prepare for the cost of after sales service for telecommunications equipment and applied ceramic products based upon the amounts expected to be paid, which are determined taking into account actual payments made in the past, etc.

Allowances for sales returns:	Allowances for sales returns are provided to prepare for losses from write-off of products as a result of product returns based on the past actual return ratio of unaccepted products multiplied by the amount of the uninspected products at the end of the fiscal year.

Accrued pension and severance costs:	In order to prepare for provision of retirement benefits to employees, accrued pension and severance costs are recognized based on projected benefit obligations and plan assets as of the balance sheet date. Unrecognized prior year service cost is amortized over the estimated average remaining service period of employees using the straight-line method. Actuarial gains or losses are amortized over the estimated average remaining service period of employees using the straight-line method following the year in which they are incurred.

(4) Other significant policies

Consumption taxes:	Consumption taxes withheld upon sale and consumption taxes paid for purchases of goods and services are not included in the amounts of the respective revenue and cost or expense items in the accompanying statements of income.

(5) Additional information	Commencing from April 1, 2012, the “Accounting Standard for Accounting Changes and Error Corrections” (Accounting Standard Board of Japan Statement (ASBJ) No. 24, December 4, 2009) and the “Guidance on Accounting Standard for Accounting Changes and Error Corrections” (ASBJ Guidance No. 24, December 4, 2009) have been applied to accounting changes and corrections of prior period errors.

2. Notes to Balance Sheets

(1) Accumulated depreciation of tangible fixed assets and accumulated impairment losses: ¥426,089 million

(2) Guarantees

Principal Debtor	Amount guaranteed	Subject of Guarantee
Kyoto Broadcasting System Company Limited	¥163 million	Loan from financial institutions

Total	¥163 million

Keep-well letters and guidance for management:

Party requesting issuance of keep-well letter	Amount covered	Subject of keep-well letter
Kyocera Realty Development Co., Ltd.	¥726 million	Guidance for repayment of loans from financial institutions
Kyoto Purple Sanga Co., Ltd.	¥400 million	Guidance for repayment of loans from financial institutions

Total	¥1,126 million

(3) Receivables from affiliates and payables to affiliates (except amounts separately presented)

Current receivables:	¥77,492 million
Long-term receivables:	¥234 million
Current payables:	¥17,636 million
Long-term payables:	¥48 million

3. Notes to Statements of Income

Transactions with affiliates:

Operational transactions:
Net sales	¥255,708 million
Purchases	¥80,938 million
Selling, general and administrative expenses	¥4,330 million

Non operational transactions:
Interest and dividend income	¥33,029 million
Other non-operating income	¥419 million
Other non-operating expenses	¥432 million
Non-recurring gain	¥415 million
Non-recurring loss	¥385 million
Selling amount of assets	¥704 million
Purchased amount of assets	¥1,382 million

4. Notes to Statement of Changes in Net Assets

Number and class of treasury shares

	(Shares in thousands)
	March 31, 2011	Increase	Decrease	March 31, 2012
Common stock	7,796	69	0	7,865

Total	7,796	69	0	7,865

Increase:
Purchase of treasury shares:	66 thousand shares
Shareholders’ requests for purchase of shares not constituting one unit:	3 thousand shares

Decrease:
Shareholders’ requests for sale of shares not constituting one unit:	0 thousand shares

5. Notes to Accounting for Effects of Income Taxes

(Yen in millions)
(1) Current:

Deferred tax assets:
Accrued bonuses	¥4,944
Loss on revaluation of inventory	4,251
Other payables and accrued expenses	1,779
Warranty reserves	806
Net unrealized losses on other securities	1
Other	1,867

Total deferred tax assets	13,648

Deferred tax liabilities:
Reserve for special depreciation	(137)
Tax – qualified negative goodwill	(28)

Total deferred tax liabilities	(165)

Deferred tax assets, net	¥13,483

(2) Non-current:

Deferred tax assets:
Depreciation of fixed assets	¥18,464
Loss on revaluation of investment in securities	7,383
Adjustment to book value of investments in subsidiaries	5,326
Tax – qualified goodwill	1,637
Warranty reserves	1,402
Others	1,408

Sub-total of deferred tax assets	35,620
Valuation allowances	(10,925)

Total deferred tax assets	24,695

Deferred tax liabilities:
Reserve for special depreciation	(368)
Tax – qualified negative goodwill	(61)
Net unrealized gain on other securities	(99,175)

Total deferred tax liabilities	(99,604)

Deferred tax liabilities, net	¥(74,909)

(2)	Changes to the amount of deferred tax assets and liabilities in accordance with the revision of the corporate tax rate

In accordance with the Law to Amend a Part of the Income Tax Law to Implement a Tax System Corresponding to Changes in the Economy and Social Structure (Law No. 114 of 2011) and the Special Measures Law to Secure Necessary Financial Resources to Execute Measures for Reconstruction from the Great East Japan Earthquake (Law No. 117 of 2011), which were enacted on December 2, 2011, the corporate tax rate, etc. applied to annual reporting periods commencing on and after April 1, 2012 have been revised. As a result of such amendments, the effective Japanese statutory corporate tax rate of 41% previously applied for calculation of the amount of deferred tax assets and deferred tax liabilities has been reduced to 38% with respect to temporary differences to be realized during the annual reporting period commencing as from April 1, 2012 through the annual reporting period commencing as from April 1, 2014, and reduced to 36% with respect to temporary differences to be realized during the annual reporting periods commencing on and after April 1, 2015. As a result of such amendments, the net amount of deferred tax liabilities of Kyocera Corporation as of March 31, 2012 has decreased by ¥9,933 million, while the deferred portion of income tax expenses and net unrealized gains on other securities have increased by ¥3,841 million and ¥13,774 million, respectively.

6. Notes to Fixed Assets used under Finance Leases

Some fixed assets used under finance leases, consisting principally of manufacturing equipment and computers, are off balance sheet.

7. Notes concerning Related Party Transactions

					(Yen in millions)
Relationship	Name of entity	Percentage of voting rights held	Relationship with the entity	Substance of transactions	Amount of transactions	Item	Outstanding transaction amounts as of March 31, 2012
Subsidiary	Optrex Corporation	100%	Extension of loan Interlocking officers	Extension of loan (Note)	¥18,418	Short-term loans to subsidiaries	¥16,418
						Long-term loans to subsidiaries	¥2,000

Note: Conditions	of the loans have been reasonably determined, taking into account market interest rates, etc.

8. Notes to per Share Information

(1) Net assets per share:	¥6,649.97
(2) Earnings per share:	¥271.62

Copy of Audit Report of Accounting Auditors on Consolidated Financial Statements

Independent Auditors’ Report

(English Translation)

May 25, 2012

To the Board of Directors of

Kyocera Corporation

Kyoto Audit Corporation

Hirokaze Hanai, CPA
Engagement Partner
Keiichiro Kagi, CPA
Engagement Partner
Toru Tamura, CPA
Engagement Partner

We have audited, pursuant to paragraph 4 of Article 444 of the Corporation Act of Japan, the consolidated financial statements, which consist of the consolidated balance sheet, the consolidated statement of income, the consolidated statement of equity and the notes to the consolidated financial statements, of Kyocera Corporation (hereinafter referred to as the “Company”) for the fiscal year from April 1, 2011 to March 31, 2012.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with accounting principles generally accepted in the United States of America except for certain disclosures and footnotes omitted pursuant to the provisions of paragraph 1 of Article 120-2 of the Corporate Calculation Rules of Japan. This responsibility includes implementing and maintaining internal controls deemed necessary by management for the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. These standards require that we plan and perform the audit to obtain reasonable assurance as to whether the consolidated financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including assessment of the risk of material misstatement in the consolidated financial statements, whether due to fraud or error. In making such risk assessment, the auditor considers the Company’s internal controls relevant to the preparation of consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained provides a reasonable basis for our opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of March 31, 2012 and the consolidated results for the year then ended in conformity with accounting principles generally accepted in the United States of America except for certain disclosures and footnotes omitted pursuant to the provisions of paragraph 1 of Article 120-2 of the Corporate Calculation Rules of Japan.

Other Matters

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Copy of Audit Report of Accounting Auditors

Independent Auditors’ Report

(English Translation)

May 25, 2012

To the Board of Directors of

Kyocera Corporation

Kyoto Audit Corporation

Hirokaze Hanai, CPA
Engagement Partner
Keiichiro Kagi, CPA
Engagement Partner
Toru Tamura, CPA
Engagement Partner

We have audited, pursuant to paragraph 2 – 1 of Article 436 of the Corporation Act of Japan, the financial statements, which consist of the balance sheet, the statement of income, the statement of changes in net assets, the notes to the financial statements and the supplementary schedules thereto, of Kyocera Corporation (hereinafter referred to as the “Company”) for its 58th fiscal year from April 1, 2011 to March 31, 2012.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation of financial statements and supplementary schedules thereof that give a true and fair view in accordance with accounting principles generally accepted in Japan. This responsibility includes implementing and maintaining internal controls deemed necessary by management for the preparation and fair presentation of financial statements and supplementary schedules thereto that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements and supplementary schedules based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and supplementary schedules thereto are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements and supplementary schedules thereto. The procedures selected depend on the auditor’s judgment, including assessment of the risk of material misstatement in the financial statements and supplementary schedules thereto, whether due to fraud or error. In making such risk assessment, the auditor considers the Company’s internal controls relevant to the preparation of financial statements and supplementary schedules thereto that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements and supplementary schedules thereof.

We believe that the audit evidence we have obtained provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements and supplementary schedules thereto present fairly, in all material respects, the financial position of the Company as of March 31, 2012 and the results for the year then ended in conformity with accounting principles generally accepted in Japan.

Other Matters

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Copy of Audit Report of Board of Corporate Auditors

Audit Report

(English Translation)

The Board of Corporate Auditors, based on audit reports prepared by each Corporate Auditor related to the execution of duties of Directors during the 58th fiscal year from April 1, 2011 to March 31, 2012, hereby reports its results of audit after deliberations, as the unanimous opinion of all Corporate Auditors, as follows:

1. Audit Methods by individual Corporate Auditors and by the Board of Corporate Auditors

The Board of Corporate Auditors established auditing policies, auditing plans and role sharing for the fiscal year and received audit reports from each Corporate Auditor on the execution of his auditing activities and the results thereof. In addition, it received reports on the execution of duties from Directors, etc. and from the Accounting Auditors, and, when necessary, requested their explanations regarding such reports.

In accordance with the auditing standards for Corporate Auditors set by the Board of Corporate Auditors, each Corporate Auditor communicated with Directors, the Corporate Global Audit Division of the internal audit department which includes the Global Audit Division and the Global Risk Management Division, etc., and employees of Kyocera Corporation (hereinafter referred to as the “Company”) and endeavored to gather information and create an improved environment for auditing, according to the auditing policies, auditing plans and role sharing for the fiscal year. Corporate Auditors also attended the meetings of the Board of Directors and other important meetings, received reports from Directors, the Corporate Global Audit Division and employees of the Company on business execution, and, when necessary, requested their explanations regarding those reports. Corporate Auditors also inspected documents related to important decisions and examined operations and assets at the Company’s head office, plants, major operational establishments and sales offices. In addition, Corporate Auditors had regular meetings with the Chairman of the Board and Representative Director and the President and Representative Director of the Company and exchanged opinions and information on issues, etc. with respect to auditing. Corporate Auditors also received reports on the status of maintenance and operations from Directors, the Corporate Global Audit Division and employees of the Company, and, when necessary, requested their explanations and expressed opinions regarding the content of the resolution of the Board of Directors with respect to the development and maintenance of a system to ensure that the execution of duties by Directors as described in the business report shall be in compliance with laws and regulations and with the Company’s Articles of Incorporation and other systems required by Paragraph 1 and 3 of Article 100 of the Execution Rules of the Corporation Act as being necessary for ensuring the appropriateness of the Company’s operations, and the systems (internal control systems) established under such resolution.

With respect to the internal control systems regarding financial reporting, Corporate Auditors received reports on the evaluation of such internal control systems and the auditing condition from Directors, etc. and from Kyoto Audit Corporation, and, when necessary, requested their explanations regarding those reports.

With respect to subsidiaries, Corporate Auditors received reports on the auditing condition of subsidiaries from their corporate auditors, etc. at regular meetings with them and also engaged in communications and exchange of information with their directors, and, when necessary, attended important meetings, received reports on business, requested explanations and expressed opinions. Based on the foregoing methods, Corporate Auditors reviewed the business report for the fiscal year and the supplementary schedules.

In addition, Corporate Auditors monitored and examined whether the Accounting Auditors maintained their independence and performed their audits in an appropriate manner, and received reports from the Accounting Auditors on the execution of their duties and, when necessary, requested their explanations regarding those reports. Corporate Auditors also received notification from the Accounting Auditors that they have taken steps to improve the “system for ensuring appropriate execution of their duties” (as enumerated in Article 131 of the Corporate Calculation Rules of Japan) in compliance with the “Quality Control Standards Relating to Auditing” (adopted by the Business Accounting Deliberation Council on October 28, 2005), etc. and, when necessary, requested their explanations regarding such notification. Based on the foregoing methods, Corporate Auditors reviewed the financial statements (balance sheet, statement of income, statement of changes in net assets and notes to financial statements) for the fiscal year and supplementary schedules thereto as well as consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statement of equity and notes to consolidated financial statements).

2. Results of Audit

(1) Result of the audit of the business report, etc.

(i)	The business report and the supplementary schedules thereto fairly present the condition of the Company in accordance with Japanese laws and regulations and the Articles of Incorporation of the Company.

(ii)	There has been neither unfair conduct nor any material violation of Japanese law or regulation or the Articles of Incorporation of the Company in connection with the execution of duties of the Directors.

(iii)	The content of the resolution by the Board of Directors regarding internal control systems is due and proper. Furthermore, nothing has arisen that requires comment on the description in the business report and the Directors’ execution with respect to the internal control systems, including financial reporting.

(2) Result of the audit of financial statements and supplementary schedules thereto

The methods and results of the audit by the Accounting Auditors, Kyoto Audit Corporation, are due and proper.

(3) Result of the audit of consolidated financial statements

The methods and results of the audit by the Accounting Auditors, Kyoto Audit Corporation are due and proper.

May 29, 2012

Board of Corporate Auditors

Kyocera Corporation

Yoshihiko Nishikawa

Full-time Corporate Auditor

Yoshihiro Kano

Full-time Corporate Auditor

Osamu Nishieda

Corporate Auditor

Kazuo Yoshida

Corporate Auditor

Yoshinari Hara

Corporate Auditor

Note:	Messrs. Osamu Nishieda, Kazuo Yoshida and Yoshinari Hara are outside Corporate Auditors as required under Item 16 of Article 2 and Paragraph 3 of Article 335 of the Corporation Act.